As filed with the Securities and Exchange Commission on August 28, 2001

                                                Registration No. 333-_____

---------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                  FORM SB-2
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                          CYCOMM INTERNATIONAL INC.
            (Exact Name of Registrant as Specified in Its Charter)
                               ----------------

         WYOMING                                      54-1779046
(State or Other Jurisdiction of                    (I.R.S. Employer
Incorporation or Organization)                    Identification No.)
     --------------                                   -----------

   1420 Springhill Road, Suite 420, McLean, Virginia 22102, (703) 903-9548
             (Address, Including Zip Code, and Telephone Number,
                Including Area Code, of Registrant's Principal
                              Executive Offices)
                                --------------

                                ALBERT I. HAWK
                    President and Chief Executive Officer
                            Cycomm International Inc.
   1420 Springhill Road, Suite 420, McLean, Virginia 22102, (703) 903-9548
          (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent For Service)

                                   Copy to:
                           DAVID J. LEVENSON, ESQ.
                    Troutman Sanders Mays & Valentine LLP
                     1660 International Drive, Suite 600
                               McLean, VA 22102
                                (703) 734-4328
                               ----------------
       Approximate date of commencement of proposed sale to the public:
     As soon as practicable after the effective date of this Registration
                                  Statement.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         Cover of Registration Statement continued on following page

         Cover of Registration Statement continued from previous page


      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                     Proposed
                                      Maximum       Proposed
                                     Aggregate      Maximum
Title of Each Class of  Amount to    Price Per     Aggregate       Amount of
  Securities to be         be        Security    Offering Price  Registration
     Registered        Registered                                   Fee(11)

Common Shares(1)         2,740,000     $0.26        $   712,400           $ 178
Common Shares(2)         1,197,972     $0.26        $   311,473           $  78
Common Shares(3)         1,176,471     $0.26        $   305,882           $  76
Common Shares(4)         1,000,000     $0.26        $   260,000           $  65
Common Shares(5)         1,000,000     $0.26        $   260,000           $  65
Common Shares(6)           914,901     $0.63        $   576,388           $ 144
Common Shares(7)           561,000     $0.01        $     5,610           $   1
Common Shares(8)           411,000     $0.20        $    82,200           $  21
Common Shares(9)           176,471     $0.17        $    30,000           $   8
Common Shares(10)          100,000     $0.15        $    15,000           $   4
                         ---------                  -----------           -----
Total                    9,277,815                  $ 2,558,953           $ 640
                         =========                  ===========           =====


(1) Shares issued under a private equity placement at a share price of $0.20 per share. The proposed maximum aggregate price per security is calculated as of the market price of Cycomm's stock as of August 13, 2001.
(2) Shares issued upon the conversion of Cycomm's Series F Convertible Redeemable Preferred Stock. The proposed maximum aggregate price per security is calculated as of the market price of Cycomm's stock as of August 13, 2001.
(3) Shares issued under a private equity placement at a share price of $0.17 per share. The proposed maximum aggregate price per security is calculated as of the market price of Cycomm's stock as of August 13, 2001.
(4) Shares issued under a private equity placement at a share price of $0.25 per share. The proposed maximum aggregate price per security is calculated as of the market price of Cycomm's stock as of August 13, 2001.
(5) Shares issued under a private equity placement at a share price of $0.15 per share. The proposed maximum aggregate price per security is calculated as of the market price of Cycomm's stock as of August 13, 2001.
(6) Issuable upon exercise of warrants. Warrants have an exercise price of $0.63 per share.
(7) Issuable upon exercise of options. Options have an exercise price of $0.01 per share.
(8) Issuable upon exercise of warrants. Warrants have an exercise price of $0.20 per share.
(9) Issuable upon exercise of warrants. Warrants have an exercise price of $0.17 per share.
(10) Issuable upon exercise of warrants. Warrants have an exercise price of $0.15 per share.
(11)  Fee is $250 per million or 0.00025, as of August 13, 2001.


        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities in any state where the offer or sale is not permitted.

                                  PROSPECTUS
                            CYCOMM INTERNATIONAL INC.
                       9,277,815 Shares of Common Stock

                      ----------------------------------

      This prospectus relates to 9,277,815 shares of our common stock that may be sold by the selling stockholders named under "Selling Shareholders" on page
16. The shares of common stock offered under this prospectus are comprised of 5,916,471 shares with registration rights, 1,197,972 shares underlying preferred stock that was converted into common stock, 561,000 shares underlying options to purchase common stock at $0.01 per share, 914,901 shares underlying warrants to purchase common stock at $0.63 per share, 411,000 shares underlying warrants to purchase common stock at $0.20 per share, 176,471 shares underlying warrants to purchase common stock at $0.17 per share and 100,000 shares underlying warrants to purchase common stock at $0.15 per share. We will not receive any additional proceeds from the sale of the 5,916,471 shares with registration rights or from the 1,197,972 shares underlying preferred stock that was converted into common stock. We will receive up to $5,610 upon the exercise of the 561,000 options to purchase common stock, and up to $703,588 upon the exercise of the 1,602,372 warrants to purchase common stock.

      Shares of Cycomm's common stock are quoted on the OTC Bulletin Board ("OTCBB") under the symbol "CYII." The reported closing per share price for the common stock of Cycomm on August 13, 2001 was $0.26.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      These securities involve a High Degree of Risk. You should carefully consider the "Risk Factors" beginning on page 5.

                The date of this prospectus is August 28, 2001


                         RELY ONLY ON THIS PROSPECTUS

     You should rely only on the information incorporated by reference or presented in this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

        UNTIL ____, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IN MATTER TO A DELERLERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITING AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                 TABLE OF CONTENTS

                                                                   PAGE NUMBER


SUMMARY........................................................         3

FORWARD LOOKING STATEMENTS.....................................         3

RISK
FACTORS........................................................         3

DILUTION.......................................................         4

USE OF
PROCEEDS.......................................................         4

MARKET FOR COMMON STOCK........................................         5

DIVIDEND POLICY................................................         5

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............         6

DESCRIPTION OF BUSINESS........................................        10

MANAGEMENT.....................................................        11

PRINCIPAL  STOCKHOLDERS........................................        13

RELATED PARTY TRANSACTIONS.....................................        14

DESCRIPTION OF SECURITIES......................................        15

PLAN OF DISTRIBUTION...........................................        16

SELLING SHAREHOLDERS...........................................        17

EXPERTS........................................................        18

LEGAL..........................................................        18

DESCRIPTION OF PROPERTY........................................        19

LEGAL PROCEEDINGS..............................................        19

WHERE YOU CAN FIND MORE INFORMATION............................        19

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES.....................................        20

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.....................        20

                            CYCOMM INTERNATIONAL INC.

                                     SUMMARY

     We manufacture mobile, rugged computers with wireless communication capabilities. Rugged computers are designed to function in harsh environments such as extreme weather, shock, moisture and vibration, and are sold primarily to police agencies, fire departments, utilities, field services and other mobile workers. All of our products are designed for wireless use. Additionally, we offer a wireless platform and solution for public safety and other markets for mobile workers.

     Cycomm International Inc. is a Wyoming corporation with its principal office located at 1420 Springhill Road, Suite 420, McLean, VA 22102. The telephone number is (703) 903-9548.

                          FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, as more fully described above and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                 RISK FACTORS

     You should consider carefully the following risks before you decide to buy our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties also may impair our business operations. Any of the following risks may cause our business, financial condition and results of operations to suffer. This could cause the trading price of our common stock to decline and you may lose all or part of the money paid to buy our common stock.

                    WE MAY NOT BE PROFITABLE IN THE FUTURE

     We have accumulated net losses from inception through June 30, 2001 of approximately $67 million. Our losses have resulted principally from the operations of subsidiaries that were sold or shut down prior to December 31, 1999. We have shifted all of our resources to our subsidiary that manufactures rugged, wireless computers. This market has shown potential, but this subsidiary has not been profitable on a stand-alone basis. If we are not profitable, the market price of our stock may decline. Profitable operations depend on a number of factors, many of which are beyond our direct control. The factors include:

|X|   The demand for our products
|X| Our ability to manufacture our products efficiently and to control production costs
|X|   Our ability to increase our manufacturing capacity
|X|   The level of product and price competition
|X|   General economic conditions

           WE RELY ON SINGLE SOURCES FOR SOME OF OUR RAW MATERIALS
            AND OUR BUSINESS COULD SUFFER IF THESE MATERIALS WERE
                      NOT AVAILABLE FROM CURRENT SOURCES

     We rely on sole sources for some of our raw materials and components. If these raw materials or components were no longer available, our manufacturing operations could be interrupted until another supplier could be identified, its products validated and trading terms with it negotiated. We cannot be sure that an alternative supplier could be identified in a timely manner, or at all, or that favorable terms could be negotiated with an alternative supplier. Any disruptions in our manufacturing operations from the loss of a supplier could have a material adverse effect on our results of operations, and potentially damage our relations with our customers.

               WE DEPEND ON KEY PERSONNEL AND MUST CONTINUE TO
                       ATTRACT AND RETAIN KEY PERSONNEL

     Our success depends upon the continued contributions of our executive officers and engineering personnel. The departure of any one of these key individuals could result in setbacks that could adversely affect our success and continuing operations. The success and growth of our company depends upon our ability to identify, recruit and retain key management personnel. The competition for qualified personnel is intense, and there are no assurances that we will be successful in our efforts.

          OUR COMPETITION IS SOMETIMES LARGER AND BETTER KNOWN, WITH
            MORE RESOURCES IN FINANCE, MANUFACTURING AND MARKETING

     We compete in the rugged, wireless computer business with a wide variety of computer manufacturers and repackagers, some of which are larger, better known and have more resources in finance, manufacturing and marketing. We compete based on customization capabilities, price, performance, delivery and quality.

     In the public safety market, we are often required to enter into competitive bids or negotiated contracts with government departments and agencies. In many cases, we are the higher priced bidder for public safety bids. We use many custom made components, which can be more expensive than parts used by our competitors. The parts we use are designed to be much more rugged than parts available commercially. We also make extensive modifications and refinements to our computers in order to meet our customers' needs. While our products are more expensive, they generally function at a higher level of performance and reliability than similar products offered by our competitors.

        WE RELY ON KEY RESELLERS TO MARKET AND DISTRIBUTE OUR PRODUCTS

      Many of our sales are made through resellers. Our resellers approach municipalities and government agencies with total solutions for their mobile computing needs. These resellers typically handle the software integration and installation of our computers into public safety vehicles. Our resellers are an important distribution channel and marketing source for our products. Maintaining good working relationships with our resellers is critical to the success of our company. The loss of one or any of our major resellers could adversely affect our company's success in the future.

                                   DILUTION

      On June 30, 2001, Cycomm had a net tangible book value of $(628,114) or $(0.01) per share (based on 47,070,119 shares outstanding). The net tangible book value per share is calculated by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock. We will not receive any additional proceeds from the sale of the 5,916,471 shares previously issued in private equity placements or from the 1,197,972 shares underlying preferred stock that was converted into common stock. Without considering the possible exercise of the 561,000 options to purchase common stock or the 1,602,372 warrants to purchase common stock included in the prospectus, there will be no dilutive effect related to the sale of the common shares included in the prospectus.

                                 USE OF PROCEEDS

     The selling shareholders will receive the proceeds from the sale of 7,114,443 shares of common stock included in this prospectus. If the 561,000 options to purchase common stock are exercised, we will receive up to $5,610, and if the 1,602,372 warrants to purchase common stock are exercised, we will receive up to $703,588. Cycomm intends to use the proceeds from the exercise of the options and warrants for working capital and for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling shareholders.

                             MARKET FOR COMMON STOCK

      Prior to May 5, 1999, Cycomm's common stock was traded on The American Stock Exchange ("AMEX") under the symbol "CYI". As of May 5, 1999, the common stock was quoted on the Over-the-Counter Bulletin Board ("OTCBB") under the symbol "CYII".

      The quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The following tables set forth the reported high and low sales prices as reported by AMEX or OTCBB for the periods indicated:

                                              High                 Low
Year Ended December 31, 2001

      First quarter                          $0.46                $0.21
      Second quarter                         $0.34                $0.20

Year Ended December 31, 2000

      First quarter                          $3.56                $0.66
      Second quarter                          2.31                 0.88
      Third quarter                           1.31                 0.63
      Fourth quarter                          1.12                 0.29

Year Ended December 31, 1999
      First quarter                          $1.88                $0.63
      Second quarter                          0.81                 0.25
      Third quarter                           0.90                 0.38
      Fourth quarter                          0.72                 0.40

      On August 10, 2001, as reported by Cycomm's transfer agent, shares of common stock were held by 978 persons, based on the number of record holders, including holders who are nominees for an undetermined number of beneficial owners.

                                 DIVIDEND POLICY

      Cycomm has not paid any dividends and has no present intention of paying dividends on the common stock in the foreseeable future as it intends to retain any future earnings to fund operations and the continued development of its business. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of Cycomm's Board of Directors and will be dependent on the earnings, financial condition, and capital requirements of the Cycomm and any other factors Cycomm's Board of Directors may consider relevant. Cycomm is required to pay dividends on its 10% convertible redeemable preferred stock. Dividends on the preferred stock can be paid in either cash or in shares of Cycomm's common stock. To date, all dividends have been paid in shares of common stock.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

Results of Continuing Operations

Quarters Ended June 30, 2001 and June 30, 2000

Revenues for the quarter ended June 30, 2001 were $576,943 as compared to revenues of $1,415,746 for the quarter ended June 30, 2000. This decrease is a result of delays caused by a change order from our largest customer, causing PCMobile shipments scheduled for the month of June to be delivered in July. The decrease is also the result of the recognition of $581,134 of deferred revenue in the quarter ended June 30, 2000.

Cost of sales for the quarter ended June 30, 2000 were $683,595 as compared to cost of sales of $866,902 for the prior period. Gross margins for the quarter ended June 30, 2001 were (18%), as compared to 39% in the quarter ended June 30, 2000. The decrease in gross margins is a result of two primary factors. Lower sales volumes in the quarter ended June 30, 2001 caused unfavorable overhead variances, which caused margins to decrease significantly. Cycomm had ramped up production for June shipments, however the customer change order described above caused production to be delayed until July. The other primary reason behind the change in gross margins was the recognition of deferred revenue in the quarter ended June 30, 2000 (See Note 5: Deferred Revenue). Cycomm recognized $581,134 in deferred revenue in the quarter ended June 30, 2000, while the corresponding cost of sales for these revenues were recognized during 1999. This caused gross margins to be higher in the quarter ended June 30, 2000.

Operating expenses decreased to $1,021,632 for the quarter ended June 30, 2001 as compared to $1,140,089 in the quarter ended June 30, 2000. Selling, general and administrative expenses decreased $128,555 to $805,761 for the current quarter. This decrease is a result of reductions made to accounting and consulting fees, decreases in shareholder relations fee, and general cost savings. Research and development costs were $196,873 for the quarter ended June 30, 2001, as compared to $180,780 in the quarter ended June 30, 1999. Current quarter R&D efforts involved final testing of the Pentium III PCMobiles and dual USB docking stations. Depreciation and amortization increased to $18,998 for the quarter ended June 30, 2001 as compared to $11,856 in the quarter ended June 30, 2000 as a result of the acquisition of fixed assets.

Interest expense for the quarter ended June 30, 2001 was $86,428 as compared to $94,771 for the quarter ended June 30, 2000. The decrease is the result of the renegotiation of the terms of Cycomm's revolving credit facility. Prior to May 2001, Cycomm was paying interest of prime + 3% on a minimum average loan balance of $2,000,000. As of May 1, 2001, Cycomm began paying prime + 3% on a minimum loan balance of $1,000,000. The decrease in interest charges paid on the revolving line of credit were partially offset by an increase in finance charges paid to one of Cycomm's key suppliers in the quarter ended June 30, 2001, as compared to finance charges paid to this supplier in the quarter ended June 30, 2000.

Other income for the quarter ended June 30, 2001 was $69,742 as compared to $4,585 in the previous quarter. Included in other income for the quarter ended June 30, 2001 is a gain of $70,940 on the settlement of a vendor obligation, offset by miscellaneous expenses.

Cycomm legally dissolved its Cycomm Secure Solutions ("CSS") subsidiary in the quarter ended June 30, 2000. As a result of the dissolution, Cycomm eliminated CSS' liabilities and recognized a gain of $1,119,273, or $0.04 per share, for the quarter ended June 30, 2000.

Six Months Ended June 30, 2001 and June 30, 2000

Revenues for the six months ended June 30, 2001 were $1,877,473 as compared to revenues of $2,712,994 for the six months ended June 30, 2000. The decrease in sales is primarily the result of delays caused by a change order from our largest customer, causing PCMobile shipments scheduled for the month of June to be delivered in July. The decrease is also the result of recognition of $766,341 in deferred revenue (See Note 5: Deferred Revenue) in the six months ended June 30, 2000.

Cost of sales for the six months ended June 30, 2000 were $1,715,866 as compared to cost of sales of $1,971,646 for the six months ended June 30, 1999. Gross margins for the six months ended June 30, 2001 were 9%, which represents a decrease from 27% in the prior period. The decrease in gross margins is a result of lower sales volumes in the six months ended June 30, 2001, and the recognition of $766,341 in deferred revenue (See Note 5: Deferred Revenue) in the six months ended June 30, 2000, while the corresponding cost of sales was recognized during 1999.

Operating expenses increased to $2,429,693 for the six months ended June 30, 2001 as compared to $2,173,543 in the prior period. Selling, general and administrative expenses increased $185,173 to $1,951,358 for the six months ended June 30, 2001. This increase is mainly the result of the expansion of Cycomm's sales force from 4 people in the six months ended June 30, 2000 to 10 people in the six months ended June 30, 2001. Research and development costs increased to $440,010 as compared to $374,642 in the prior period. Cycomm increased its R&D expenditures in order to accelerate the release of the Pentium III PCMobile and docking stations with dual USB ports. Depreciation and amortization increased to $38,325 for the six months ended June 30, 2001 as compared to $32,716 in the prior period.

Interest expense for the six months ended June 30, 2001 was $212,331 as compared to $208,542 for the prior period. The increase is the result of finance charges paid to one of Cycomm's key suppliers in the six months ended June 30, 2001, as compared to finance charges paid to this supplier in the six months ended June 30, 2000. This was partially offset by a decrease in interest paid on Cycomm's revolving credit facility resulting from the renegotiation of credit terms. Prior to May 2001, Cycomm was paying interest of prime + 3% on a minimum average loan balance of $2,000,000. As of May 1, 2001, Cycomm began paying prime + 3% on a minimum loan balance of $1,000,000.

Cycomm legally dissolved its Cycomm Secure Solutions ("CSS") subsidiary in the six months ended June 30, 2000. As a result of the dissolution, Cycomm eliminated CSS' liabilities and recognized a gain of $1,119,273, or $0.05 per share, for the six months ended June 30, 2000.

Years Ended December 31, 2000 and December 31, 1999

      The results of continuing operations for the years ended December 31, 2000 and December 31, 1999 reflect only the results of Cycomm's PCMobile product line and the results of the parent company.

      The revenues for the year ended December 31, 2000 were $3,432,129, which represents an increase of $168,951 from revenues of $3,263,178 for the prior year. Sales for both periods were below management's expectations. Cycomm had anticipated that deliveries under its $16 million contract with Montgomery County, Maryland would begin in the year ended December 31, 2000, however the project was delayed and Cycomm did not receive the first purchase order under the contract until January 2001.

      Cost of sales for the year ended December 31, 2000 was $3,461,560 as compared to cost of sales of $3,012,410 for the prior year. Cycomm had gross margins of (1%) in the year ended December 31, 2000, as compared to gross margins of 8% in the prior year. Cycomm's cost of sales for 2000 includes warranty costs of $639,165, as compared to warranty costs of $364,150 in 1999. Warranty costs related primarily to the replacement of defective hard drives from one of our suppliers, and the correction of an error with our real-time clocks in units with 586 processors. Cycomm's cost of sales for 2000 also includes a write-off of $351,895 related to motherboards with 586 processors. For both the year ended December 31, 2000 and December 31, 1999, margins were below management's expectations. Cycomm prices its PCMobiles to attain gross margins within a range of 30% to 40%, however at low sales levels, manufacturing overhead is spread over fewer products, increasing the cost of production per unit and lowering margins.

      Operating expenses decreased to $4,708,284 for the year ended December 31, 2000 as compared to $5,325,866 for the prior year. Selling, general and administrative ("SG&A") expenses were $3,835,302 for the year ended December 31, 2000, as compared to $3,889,300 for the year ended December 31, 1999. The decrease was a result of reductions in managerial and overall headcount, lower facilities costs from the relocation of Cycomm's repair and maintenance facility and other cost reductions.

      Depreciation and amortization decreased from $612,213 in 1999 to $88,686 in 2000. The decrease of $523,527 is primarily the result of the write-off of goodwill related to the Cycomm Mobile Solutions subsidiary in 1999, and the amortization of PCMobile demonstration units in 1999. Amortization of goodwill in 1999 totaled $144,800, and amortization of the demonstration units was $316,616 in 1999.

      Research and development ("R&D") costs were $784,296 for the year ended December 31, 2000 as compared to $824,353 for the year ended December 31, 1999. The 2000 R&D expenditures consisted of development of the Pentium III PCMobile and our multimedia docking station.

      Interest expense for the year ended December 31, 2000 was $431,473 as compared to $456,651 for the prior year. Interest on convertible debentures in 2000 was $60,229, as compared to convertible debenture interest of $257,222 in 1999. However, this decrease in interest was offset by increased interest charges paid to certain suppliers in 2000 totaling $114,969. No interest charges were paid to vendors in 1999.

      In 1999, Cycomm made the determination that the goodwill related to the purchase of its Cycomm Mobile Solutions ("CMS") subsidiary was impaired. CMS had a history of operating losses and negative cash flows from operations. Cycomm wrote off $838,202 related to the impairment of CMS goodwill in the year ended December 31, 1999.

      Net loss from continuing operations was $5,143,095, or $0.20 per share, for the year ended December 31, 2000 as compared to $6,241,703, or $0.46 per share for the year ended December 31, 1999. The decrease in net loss from continuing operations is the result of the factors discussed above.

      The loss from discontinued operations from the Company's Cycomm Secure Solutions ("CSS") subsidiary was $1,613,044 for the year ended December 31, 1999. The 1999 results are for the period ended March 4, 1999, the date of the decision to sell the assets of CSS. Prior to the date of the sale, production was decreased and certain cost reductions were made. The loss on the sale of Cycomm Secure Solutions' assets was $1,535,643.

      Income from discontinued operations from the Company's Val-Comm subsidiary was $112,163 for the year ended December 31, 1999. The 1999 results are for the period ended August 21, 1999, the date of the sale of Val-Comm. Cycomm recognized a gain of $265,746 on the disposal of Val-Comm Inc.

      Cycomm legally dissolved its Cycomm Secure Solutions ("CSS") subsidiary in the year ended December 31, 2000. As a result of the dissolution, Cycomm eliminated CSS' liabilities and recognized a gain of $1,119,273, or $0.04 per share, for the year ended December 31, 2000.

Liquidity and Capital Resources

      Cycomm has satisfied working capital requirements through cash on hand, available lines of credit and various equity related financings. At June 30, 2001, Cycomm had cash and cash equivalents of $176,641.

      In the year ended December 31, 2000, cash used in operations amounted to $5,147,685, largely due to Cycomm's loss from continuing operations of $5,143,095. Cash used in investing activities was $47,698, related to the purchase of fixed assets. Cash provided by financing activities was $5,473,626 for the year ended December 31, 2000. Cycomm obtained cash totaling $5,364,999 as a result of seven separate private equity placements of common stock and the exercise of non-employee stock options. Additionally, during 2000 Cycomm obtained $353,000 from the issuance of its Series F convertible preferred stock. Cycomm had a net decrease of $239,584 in borrowings under the secured credit facility during 2000.

      Cycomm's net working capital increased to ($801,871) at December 31, 2000, from ($2,851,188) at December 31, 1999. The increase is primarily the result of the dissolution of our Cycomm Secure Solutions ("CSS") subsidiary. On June 29, 2000, CSS was legally dissolved, which allowed Cycomm to eliminate liabilities of $1,119,273, and recognize a gain on the dissolution. Cash increased by $278,243, as Cycomm raised funds in excess of cash used in operations and in the acquisition of fixed assets. Inventories increased by $763,002 in the year ended December 31, 2000 as Cycomm prepared to begin delivery on its $16 million contract with Montgomery County, Maryland. However these increases in assets were largely offset by the decrease in accounts receivable of $678,652, due to collections and low sales volumes. Liabilities decreased as Cycomm recognized deferred revenue of $770,122 in the year ended December 31, 2000. Cycomm repaid amounts due on its revolving line of credit by $239,584. Accrued liabilities increased by $504,058 in 2000 due to increased accruals for potential legal losses and for employee vacation and sick leave. The acquisition earn-out obligation decreased, as Cycomm made payments in cash and common stock totaling $400,000 towards the settlement in 2000.

      In the six months ended June 30, 2000, cash used in operations was $2,018,583, largely due to Cycomm's net loss from continuing operations of $2,254,280. Accounts receivable decreased by $178,538, inventories decreased by $306,631 and a vendor deposit was reduced by $283,449, but these sources of cash were offset by decreases in trade accounts payable of $358,439 and accrued liabilities of $191,464. Cash used in investing activities in the six months ended June 30, 2001 totaled $13,621. Cash provided by financing activities was $1,907,735 for the six months ended June 30, 2001. Cycomm completed a series of private placements of its common stock for net proceeds of $1,548,995, and completed a private placement of Series F preferred stock for net proceeds of $611,500. Cycomm decreased the amounts drawn on its revolving line of credit by $248,608 during the six months ended June 30, 2001.

      Cycomm's net working capital at June 30, 2001 was ($810,528) as compared to ($801,871) at December 31, 2000. In the six months ended June 30, 2001, Cycomm's current assets decreased by $801,344, and current liabilities decreased by $792,687. Accounts receivable and inventory decreased as a result of lower sales volumes in the six months ended June 30, 2001. The balance of Cycomm's revolving credit facility, which is collateralized by accounts receivable and inventory, decreased as a result of decreases in these assets. The decrease in accounts payable is primarily the result of a supplier applying a $283,449 deposit against outstanding payables, and the recognition of $70,940 from the settlement of a vendor obligation.

      As of June 30, 2001, Cycomm's borrowings on its revolving line of credit were in excess of amounts available, causing Cycomm to be out of compliance with its credit terms. As of August 14, 2001, Cycomm was in compliance with the credit terms of its revolving line of credit.

      Cycomm's auditors modified their report on Cycomm's annual report on form 10-KSB to include an explanatory paragraph regarding the Company's ability to continue as a going concern.

      Management is addressing the going concern issue with several actions, including expanding its sales force, adding resellers, evaluating potential acquisitions and strategic partnerships, and further capitalizing the Company through borrowings and private equity placements. In the next twelve months, Cycomm will continue expenditures related to sales and marketing, in order to generate cash flows from operations. Cycomm intends to expand its sales force and reseller network with an aggressive recruiting campaign in order to expand its national and international sales coverage. Cycomm will increase its visibility in the market through increased print and electronic advertisements, and through attendance at national and regional trade shows.

      Management is not planning to use a substantial amount of its resources in investing activities in the next twelve months. Our manufacturing facility currently has adequate capacity and management does not anticipate any material capital expenditures.

      In order to fund its marketing plans, Cycomm will need to generate cash from financing activities, and increase sales in order to access its existing line of credit. Cycomm has historically been able to satisfy its cash requirements through private placements of its common stock and management believes it will be able to raise funds in the future.

      Cycomm is also exploring several strategic alternatives, such as potential relationships and strategic transactions. Management is evaluating transactions that would provide Cycomm with access to greater financial resources, and strategic partnerships that would provide Cycomm with revenue from new markets.

                             CYCOMM INTERNATIONAL

      Cycomm was formed on April 30, 1986 by combining two Ontario corporations. Historically, Cycomm has operated under various names; however, it changed its name to Cycomm International Inc. on February 20, 1992. Cycomm was originally incorporated in Ontario, Canada. On October 31, 1995 Cycomm changed this status and became incorporated in the State of Wyoming.

      At its formation in 1986, Cycomm was involved in the manufacturing and marketing of sonar activated marine buoys. In 1987, Cycomm became involved in technologies related to telecommunication systems. In May 1990, Cycomm acquired Cycomm Corporation, an entity engaged in the development and marketing of specialized voice privacy communications products for the secure communications market. In November 1993, Cycomm acquired Val-Comm, Inc., a company engaged in performing classified government contracting for various communications projects.

      Cycomm continued to develop the voice privacy and encryption technologies through 1996. Cycomm then made two strategic acquisitions that allowed it to leverage existing technologies and to participate in the larger mobile and secure computer market. Specifically, Cycomm acquired XL Computing Corporation (later named Cycomm Secure Solutions Inc.) in March 1996 and XL Computing Canada Inc. (later named Cycomm Mobile Solutions Inc.) in June 1996. Cycomm Secure Solutions ("CSS") was engaged in the design, manufacture and marketing of secure computer systems. Cycomm Mobile Solutions ("CMS") is engaged in the design, manufacture and marketing of rugged mobile computer systems.

      During 1997, Cycomm shifted its resources to expand its mobile and secure computer products subsidiaries. Cycomm closed its voice privacy subsidiary and concentrated working capital on its CMS and CSS subsidiaries. The market for the Cycomm's mobile computers grew much faster than the market for secure computers. Accordingly, Cycomm began a strategy resulting in a further shifting of development resources to the mobile computing products.

      Cycomm's mobile computing division experienced significant growth in 1998. The secure computing division, however, generated substantial losses for the year ended December 31, 1998. Val-Comm, Cycomm's government contracting subsidiary experienced immaterial losses for the year ended December 31, 1998.

      In January 1999, the American Stock Exchange ("AMEX") notified Cycomm that it no longer met the AMEX continued listing criteria, and that Cycomm would be de-listed. Cycomm underwent a significant restructuring, selling its secure computing division and its Val-Comm subsidiary in order to focus on the wireless mobile computing market. Proceeds from the sales were used to repay debt and to provide working capital for the mobile computing division.

      Cycomm is expanding its line of wireless mobile computing products. In addition to its rugged laptop, Cycomm is offering a modular computer that is mounted on automobile dashboards, as well as rugged printers and other peripherals. Cycomm believes it is uniquely positioned from its experience in wireless secure communications, rugged manufacturing capabilities to meet the needs of the mobile work force.

                                  MANAGEMENT

ALBERT I. HAWK
Albert I. Hawk, 41, is Chairman of the Board of Directors (term expires upon the election or assignment of a successor), President and Chief Executive Officer of the Company since May 1996. From 1993 to May 1996, Mr. Hawk was Managing Director of Corstone Corporation, a private merchant banking and professional services firm specializing in telecommunications and information technologies. Mr. Hawk has invested in and served as founder, executive officer and director of numerous high growth companies.

HUBERT R. MARLEAU
Hubert R. Marleau, 51, has served as a director since November 1993 (term expires upon the election or assignment of a successor) and serves as president and Chief Executive Officer of Palos Capital Corp., a private merchant bank, since January 1998. Mr. Marleau was a founder and Chairman and Chief Executive Officer of Marleau Lemire Inc., a large, independent broker dealer in Canada, from January 1989 to December 1997. Mr. Marleau serves on the boards of numerous public and private companies, including Cinar Films Inc., Herzfeld Caribbean Basin Fund Inc., Liquidation World Inc., Uni-Select Inc., US Global Strategies Fund Ltd. and US Masters Holding Ltd.

LT. GEN. THOMAS P. STAFFORD
Lt. Gen. Thomas P. Stafford (USAF-Retired), 69, has served as a director since November 1996 (term expires upon the election or assignment of a successor) and is Vice Chairman of Stafford, Burke & Hecker. After serving as an astronaut and piloting Gemini VI and commanding Gemini IX and Apollo X, the first lunar module flight to the moon, Gen. Stafford retired in 1979 from the U.S. Air Force as Deputy Chief of Staff for Research, Development and Acquisition. Gen. Stafford serves on the boards of numerous public and private companies, including Allied Signal Inc., CMI, Inc., Seagate Technologies, Tremont Inc., Wheelabrator Technologies, Inc., Timet, Inc. and Tracer, Inc.

STEPHEN SPARKS
Stephen Sparks, 43, has served as a director since September 1999 (term expires upon the election or assignment of a successor) and is the CEO of Sparks Personnel. Mr. Sparks has founded and been a director and officer for several high growth companies in the Washington, D.C. area, including Customer Care Solutions, MedOne Staffing and Seven Locks Broadcasting Company.

EXECUTIVE COMPENSATION

The following tables set forth the compensation earned by our Chief Executive Officer and other executive officers whose salaries exceeded $100,000 in the fiscal years 2000 and 1999:


                                                  Long-Term
                     Annual Compensation          Compensation
Name and
Principal                           Other Annual                 All Other
Position   Year Salary($) Bonus($) Compensation($) Options(#) Compensation($)(1)

Albert I.  2000 $240,000  $25,000       ---            ---          ---
 Hawk      1999  240,000    ---         ---        1,000,000        ---
 President
 and Chief
 Executive
 Officer
Michael D. 2000 $170,922    ---         ---            ---         $4,797
 Perrine   1999  150,000    ---         ---          175,000        3,900
 Former
 President -
 Mobile
 Computing
 division

 (1) Includes amounts contributed by the Company to the 401(k) Plan. The Company contributes an amount equal to 50% of the eligible employees contribution to the 401(k) Plan, not to exceed 3% of the employees earnings.

                        Option Grants in Last Fiscal Year

      No options were granted in the year ended December 31, 2000.

      The following table sets forth information with respect to options exercised by officers in the fiscal year ended December 31, 2000 and the value of such officers' unexercised options at December 31, 2000.

                 Aggregated Options Exercises in Last Fiscal
                    Year and Fiscal Year-End Option Values

                                   Number of Shares
         Shares                 Underlying Unexercised  Value of Unexercised In-
        Acquired                     Options at            the-Money Options
           On         Value       Fiscal Year-End(#)      at Fiscal Year-End($)
Name   Exercise(#) Realized($) ExercisableUnexercisable ExercisableUnexercisable

Albert I.
 Hawk      ---        ---       1,800,000       ---       ---             ---
Michael D.
Perrine    ---        ---         162,500       ---       ---             ---

                            PRINCIPAL STOCKHOLDERS

      The following table shows beneficial ownership of shares of the Company's common stock as of August 13, 2001 by: persons known to the Company to be the beneficial owners of more than 5% of Cycomm's Common Stock; and stock ownership of all directors and officers of the Company as a group:

    Name and Address of         Amount and Nature of        Percent of
     Beneficial Owner           Beneficial Ownership        Class(1)(2)

Special Situations Funds            8,731,921(3)               14.3%
153 E. 53rd Street
51st Floor
New York, NY 10022


Albert I. Hawk                      3,110,308(4)               5.1%
1420 Springhill Rd.
Suite 420
McLean, VA 22102

Stephen Sparks                      2,146,394(5)               3.5%
1420 Springhill Rd.
Suite 420
McLean, VA 22102

Hubert Marleau                       643,152(6)                 1.1%

Lt. Gen. Thomas P. Stafford          238,734(7)                  *

All officers and Directors         6,478,588                   10.6%
as a group
(7 persons)

(1) Pursuant to applicable rules of the Securities and Exchange Commission, shares of Common Stock which were not outstanding as of August 13, 2001, but which were subject to issuance within 60 days of August 13, 2001 are deemed to be outstanding for purposes of computing the percentage ownership.

(2) Beneficial owners have sole voting and investment powers with respect to shares of Common Stock actually held on August 13, 2000, except where indicated otherwise.

(3) Includes stock purchase warrants to acquire an aggregate of 4,731,921 shares.

(4) Includes stock purchase options to acquire an aggregate of 1,800,000 shares and stock purchase warrants to acquire an aggregate of 591,490 shares.

(5) Includes stock purchase warrants to acquire an aggregate of 591,490 shares.

(6)   Includes stock options to acquire an aggregate of 125,000 shares.

(7)   Includes stock options to acquire an aggregate of 170,000 shares

   *  Represents beneficial ownership of less than one percent

                          RELATED PARTY TRANSACTIONS

      In April 1997, the Company loaned certain officers, directors and employees an aggregate of $184,000 in order to purchase 92,000 shares of the Company's common stock from an unrelated shareholder in a private transaction. At June 30, 2001, amounts outstanding under these loans totalled $127,520 in principal (of which $70,456 related to amounts owed by current officers and directors) and $29,520 in accrued interest receivable (of which $16,310 related to amounts owed by current officers and directors). The loans are secured by the common stock, bear interest at 5.9% and are due April 30, 2002. The Company has recorded a valuation allowance of $88,470 against the receivable and the net balance of $68,570 is reflected as a contra equity account on Cycomm's balance sheet. The amounts loaned to current officers and directors and the accrued interest as of June 30, 2001 are listed below:


 Name of Officer or            Amount of Loan           Accrued Interest
      Director                                         as of June 30, 2001

Albert I. Hawk                    $ 44,836                   $10,379
Hubert R. Marleau                    8,152                     1,887
Lt.  Gen.  Thomas  P.               17,468                     4,044
Stafford


      On September 20, 1999, Stephen Sparks purchased a convertible debenture from Cycomm in the amount of $500,000. In connection with this investment, Mr. Sparks was appointed to Cycomm's Board of Directors.

      In June 1999, Cycomm entered into an employee staff leasing agreement with Professional Staff Leasing Corp. ("ProLease"), a company in which Cycomm's Chief Executive Officer is a director and minority shareholder. Under this agreement, ProLease handles payroll processing, payroll tax and benefit administration, and other human resources functions for Cycomm's U.S. employees. Cyomm's U.S. employees are eligible to participate in ProLease's 401(k) plans and health insurance benefits packages. Cycomm is charged standard rates for ProLease's services.

      In January 2000, Cycomm raised capital through a private equity placement of common stock with a group called Special Situations Funds LLC ("SSF"). In connection with this private placement, some of our officers and directors invested money in Cycomm at the same terms offered to SSF. The amounts invested by each officer and director are listed below:

      Name of                             Shares of Common
Officer or Director    Amount Invested     Stock Received     Warrants Received

Albert I. Hawk             $250,000            500,000             591,490
Stephen Sparks              250,000            500,000             591,490
Palos Capital               250,000            500,000               ---
Corp(1)

(1) Palos Capital Corp. is an independent broker dealer of which Hubert R. Marleau, CEO, has an ownership interest

                            DESCRIPTION OF SECURITIES

Common Stock

      Cycomm may issue an unlimited number of shares of common stock, without par value, of which 48,960,425 shares were outstanding as of August 13, 2001. Assuming all of the options and warrants are exercised and all convertible securities are converted, there will be 60,927,021 shares issued and outstanding.

      All issued and outstanding shares of common stock, including those to be issued, will be fully paid and non-assessable. Each holder of record of common stock is entitled to one vote for each share held on all matters requiring a vote of shareholders, including the election of directors. There are no preferences, conversion rights, preemptive rights, subscription rights, or restrictions on transfers attached to the shares of common stock. In the event of liquidation, dissolution, or winding up of Cycomm, the holders of shares of common stock are entitled to participate in the assets of Cycomm available for distribution after satisfaction of the claims of creditors.

Preferred Stock

      Cycomm may issue an unlimited number of shares of preferred stock, without par value. The preferred stock may be issued at any time and from time to time in one or more series. Except as provided in the Series B preferred stock, the Board of Directors, without further shareholder approval, may determine the rights, liabilities and preferences of each series of preferred stock. The issuance of preferred stock by the Board of Directors with voting conversion or other rights could have the effect of delaying, deferring, or preventing a change in control of Cycomm, or could adversely affect the voting power of the holders of common stock.

Series B Preferred Stock. The Series B preferred stock is convertible at the option of the holder into common stock. The conversion price is the lesser of $2.38, or a 15% discount of the five-day average closing bid price prior to the date of conversion. In the event that Cycomm's common stock is trading at or below $1.50 per share at the conversion date, Cycomm has the right to redeem the preferred shares at a premium of 18% over the conversion price. As of August 13, 2001, two shares of Series B preferred stock were outstanding, and were convertible into an aggregate of 325,000 shares of common stock based on the conversion price at that date.

Options

     Cycomm grants options to various employees, directors and service providers. The options give the holder the right to purchase shares of common stock of Cycomm and terms of the options being offered are described below:

1997 Stock Option Plan. In November 1997, Cycomm adopted the 1997 Stock Option Plan ("1997 Plan") under which 1,000,000 shares were reserved for grant to all eligible persons of Cycomm. The stock options granted under the 1997 Plan are exercisable at the fair market value of the common stock on the date of grant, with 25% vesting on each of the four successive anniversary dates. The stock options have a term of ten years. As of August 13, 2001, a total of 387,876 stock options have been granted under the 1997 Plan and 612,124 stock options are available for grant.

Non-qualified Options. Cycomm has granted 3,663,500 non-qualified stock options to directors, officers, key employees and other persons as of August 13, 2001. These options have vesting periods ranging from immediate vesting to two years. Expiration terms range from two to ten years. The options are normally granted at an exercise price that equals the fair market value on the date each option is granted.

Warrants

     Cycomm grants warrants, from time to time, to various parties in conjunction with services rendered, acquisitions or financings . The warrants give the holder the right to purchase shares of common stock of Cycomm and terms of the warrants being offered herein are described below:

Warrants. In connection with the sale of common stock, Cycomm issued 1,602,372 common share purchase warrants to the investors in the offerings. Cycomm issued 411,000 warrants at $0.20 per share which expire on April 15, 2002, 176,471 warrants at $0.17 per share which expire on June 29, 2004 and 150,000 warrants at $0.15 per share which expire on August 1, 2003. The exercise prices for these warrants were equal to a 20% discount to the fair market value of Cycomm's common stock on the dates the warrant grants were authorized.

Cycomm also issued 914,901 warrants at $0.63 per share which expire on January 25, 2005. These warrants were issued in conjunction with the anti-dilution provisions of warrants issued to Special Situations Fund, L.L.P. ("SSF"), Albert
I. Hawk and Stephen Sparks on January 25, 2000. SSF received 731,121 warrants, Albert I. Hawk received 91,490 warrants and Stephen Sparks received 91,490 warrants. The exercise price of the 4,000,000 warrants originally held by SSF, the 500,000 warrants originally held by Albert I. Hawk and the 500,000 warrants originally held by Stephen Sparks were also re-priced to $0.63 per share as a result of the anti-dilution provisions.


                             PLAN OF DISTRIBUTION

     The selling shareholders may offer their shares for sale from time to time in transactions for their own accounts to or through broker-dealers on OTCBB at prevailing market prices or at negotiated prices. The broker-dealers may receive discounts, commissions or concessions from the selling shareholders or from the broker-dealers' customers who purchase the shares. The selling shareholders and the broker-dealers who sell the shares may be deemed "underwriters" within
Section 2(11) of the Securities Act of 1933 and any discounts, commissions or concessions received by them may be deemed "underwriting compensation" under that Act. The selling shareholders will receive all of the proceeds of the sales. We will not receive any of these proceeds. We will bear all of the expenses of the registration statement of which this prospectus is a part.

                             SELLING SHAREHOLDERS

     The following table identifies the Selling Shareholders as of August 13, 2001, and indicates for each beneficial owner (i) the number of shares and the percentage of the outstanding shares beneficially owned before the offering,
(ii) the number of shares to be offered and sold, and (iii) the number of shares and the percentage of the outstanding shares to be owned after the offering is complete.

Name of Selling  Beneficial Shares Owned Shares to be   Beneficial Shares Owned
Shareholder       Prior to Offering(1)    Offered(1)       After Offering(2)

                    Number    Percent                    Number       Percent
Special           8,731,921    14.4%      731,921(3)   8,000,000(4)    13.2%
Situations
Fund, L.L.P

Albert I. Hawk    3,110,308     5.1%       91,490(5)   3,018,818(6)     5.0%

Peter Melhado     2,604,167     4.3%     1,000,000(7)   1,604,167       2.6%

Steven Sparks     2,146,394     3.5%       91,490(8)   2,054,904(9)     3.4%

Mathers           1,352,942     2.2%     1,352,942(10)      0            0%
Associates

Thompson          1,197,972     2.0%     1,197,972(11)      0            0%
Kernaghan

Williams de
Broe, PLC         1,100,000     1.8%     1,100,000(12)      0            0%

Roger McOmber       575,000      *        575,000(13)       0            0%

David Palaia        287,500      *        287,500(14)       0            0%

Lee Tawes           287,500      *        287,500(15)       0            0%

Len Moskowitz       287,500      *        287,500(16)       0            0%

Joseph Gordon       287,500      *        287,500(17)       0            0%

Robert Roever        50,000      *        50,000(18)        0            0%

Diana Varga           5,000      *         5,000(19)        0            0%

Iris Gomez            7,500      *         7,500(20)        0            0%

Gertrude Roever       5,000      *         5,000(21)        0            0%

Robert Palma         10,000      *        10,000(22)        0            0%

First Equity        183,000      *        183,000(23)       0            0%
Trust

Danielle Roever      10,000      *        10,000(24)        0            0%

Nicole Roever        10,000      *        10,000(25)        0            0%

Paul Bornstein      280,500      *        280,500(26)       0            0%

William Hyler       201,250      *        201,250(27)       0            0%

Edward Guthrie      172,500      *        172,500(28)       0            0%

Jeffrey Spetalnik   143,750      *        143,750(29)       0            0%

Paul Temple         143,750      *        143,750(30)       0            0%

Robert Hutson       143,750      *        143,750(31)       0            0%

Mark Smith          143,750      *        143,750(32)       0            0%

Steven Kovacs       115,000      *        115,000(33)       0            0%

Robert Morsch       115,000      *        115,000(34)       0            0%

James Jordan         57,500      *        57,500(35)        0            0%

Al Eskanazy          57,500      *        57,500(36)        0            0%

Robert Wilson        57,500      *        57,500(37)        0            0%

William Okun         46,000      *        46,000(38)        0            0%

Horace Caulkins      28,750      *        28,750(39)        0            0%

(1) As to each person or entity named as beneficial owner, the percentage of ownership is determined by assuming that any options, warrants and Series B preferred stock held which are exercisable or convertible within 60 days from the date hereof have been exercised or converted, as the case may be.
(2) Unless otherwise indicated, assumes the exercise, conversion and sale of all shares being offered by the named Selling Security Holders.
(3) Warrants to purchase common stock issued pursuant to anti-dilution provisions of previously issued warrants.
(4) Includes 4,000,000 shares related to private offerings and 4,000,000 shares related to warrants.
(5) Warrants to purchase common stock issued pursuant to anti-dilution provisions of previously issued warrants.
(6) Includes 1,800,000 shares related to options and 591,490 shares related to warrants.
(7) Shares related to private offerings.
(8) Warrants to purchase common stock issued pursuant to anti-dilution provisions of previously issued warrants.
(9) Includes 591,490 shares related to warrants.
(10) Includes 1,176,471 shares related to private offerings and 176,471 shares related to warrants.
(11) Shares issued pursuant to the conversion of Series F Convertible Preferred Stock.
(12) Includes 1,000,000 shares related to private offerings and 100,000 shares related to warrants.
(13) Includes 500,000 shares related to private offerings and 75,000 shares related to warrants.
(14) Includes 250,000 shares related to private offerings and 37,500 shares related to warrants.
(15) Includes 250,000 shares related to private offerings and 37,500 shares related to warrants.
(16) Includes 250,000 shares related to private offerings and 37,500 shares related to warrants.
(17) Includes 250,000 shares related to private offerings and 37,500 shares related to warrants.
(18) Includes 50,000 shares related to options
(19) Includes 5,000 shares related to options (20) Includes 7,500 shares related to options
(21) Includes 5,000 shares related to options (22) Includes 10,000 shares related to options
(23) Includes 183,000 shares related to options
(24) Includes 10,000 shares related to options
(25) Includes 10,000 shares related to options
(26) Includes 280,500 shares related to options
(27) Includes 175,000 shares related to private offerings and 26,500 shares related to warrants.
(28) Includes 150,000 shares related to private offerings and 22,500 shares related to warrants.
(29) Includes 125,000 shares related to private offerings and 18,750 shares related to warrants.
(30) Includes 125,000 shares related to private offerings and 18,750 shares related to warrants.
(31) Includes 125,000 shares related to private offerings and 18,750 shares related to warrants.
(32) Includes 125,000 shares related to private offerings and 18,750 shares related to warrants.
(33) Includes 100,000 shares related to private offerings and 15,000 shares related to warrants.
(34) Includes 100,000 shares related to private offerings and 15,000 shares related to warrants.
(35) Includes 50,000 shares related to private offerings and 7,500 shares related to warrants.
(36) Includes 50,000 shares related to private offerings and 7,500 shares related to warrants.
(37) Includes 50,000 shares related to private offerings and 7,500 shares related to warrants.
(38) Includes 40,000 shares related to private offerings and 6,000 shares related to warrants.
(39) Includes 25,000 shares related to private offerings and 3,750 shares related to warrants.

* Represents beneficial ownership of less than 1%

                                     EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 1999, and for each of the years then ended, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

      Hirst & Applegate, 200 Boyd Building, Cheyenne, Wyoming will pass upon the validity of the shares of common stock offered in this prospectus.

                             DESCRIPTION OF PROPERTY

As of August 13, 2001, Cycomm leased the following facilities:

                                                     Approximate
     Location        Type of Facility    Condition    Square Ft.
     --------        ----------------    ---------    ----------
McLean, VA         Executive Office      Excellent      4,000
Melbourne, FL      Repair and Service    Excellent      6,200
Montreal, QB       Manufacturing, R&D    Excellent     10,300
                   and Distribution

      Management believes that its manufacturing facility in Montreal, QB and its repair facility in Melbourne, FL will meet its operational needs for the foreseeable future. In the event that additional facilities are needed to accommodate the continued growth in revenues and market share, facilities are available in the immediate vicinity. The Montreal lease expires March 31, 2008, the Melbourne lease expires May 31, 2002 and the McLean facility is under a sub-lease which expires March 31, 2006.

                                LEGAL PROCEEDINGS

      On May 24, 1999, Cycomm entered into a settlement agreement with the trustee in bankruptcy of M3i Technologies, Inc., a Quebec corporation. Cycomm was the defendant in a case alleging breach of contract and misrepresentation in connection with the "earn out" provision of the asset purchase agreement in the Cycomm's purchase of its Cycomm Mobile Solutions subsidiary. Under the terms of the agreement, Cycomm can fulfill its obligation to the Seller if payments are made before certain dates as specified in the agreement. Cycomm can elect to pay $700,000 by April 30, 2000, $1,100,000 by April 30, 2001 or $1,500,000 prior to
April 30, 2002. On February 3, 2000, the settlement was amended to allow Cycomm until December 31, 2000 to pay $700,000 in full satisfaction of its obligation to the seller. As of June 30, 2001, Cycomm had paid $400,000 to the seller. The settlement has been amended to allow Cycomm until September 30, 2001 to pay the remaining $300,000 in full settlement of the obligation. Cycomm agreed to issue 200,000 shares of common stock to M3i as consideration for this extension.

      On June 15, 1999, Cycomm entered into a settlement agreement with Infotech International, a Florida corporation involved in the resale of Cycomm's PCMobile computers. Cycomm was the plaintiff in a case alleging breach of contract and conversion of funds. Cycomm agreed to a payment plan in which Infotech would pay $592,959 plus interest and costs according to a fixed schedule prior to September 15, 2000. Infotech paid $110,000 to Cycomm before defaulting on the payment schedule. Infotech subsequently merged with another company to form MobileTec International. On March 6, 2001, Cycomm agreed to a new settlement in which MobileTec paid Cycomm $150,000 in cash, and Cycomm received 500,000 shares of MobileTec common stock in full settlement of all obligations outstanding. MobileTec is privately held, and Cycomm has assigned no value to the shares received.

      A lawsuit was instituted against Cycomm on August 3, 1999 in the Circuit Court of the Nineteenth Judicial Circuit in and for Indian River County, FL by G.T. Gangemi, former President of our Cycomm Secure Solutions subsidiary. The lawsuit alleged breach of contract in connection with the severance provisions of Mr. Gangemi's employment agreement with Cycomm Secure Solutions. On January 24, 2001, Mr. Gangemi was awarded damages of $101,500 plus interest. Cycomm and Mr. Gangemi entered into a settlement agreement under which Cycomm will pay Mr. Gangemi a total of $94,000 plus interest in twelve equal monthly installments.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. The SEC public reference room in Washington, DC is located at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http:/www.sec.gov.

                     DISCLOSURE OF COMMISSION POSITION ON
                INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Provisions of the Wyoming Business Corporation Act and Cycomm's Bylaws provide indemnification for directors, officers and controlling persons of Cycomm against certain liabilities, including liability under the Securities Act of 1933, under certain circumstances. Insofar as indemnification for liabilities arising under that Act may be permitted to such persons, Cycomm has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid in the successful defense of any action) is asserted by such persons in connection with this registration statement, unless Cycomm's counsel is of the opinion that the matter has been settled by controlling precedent, Cycomm will submit to a court the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of that question.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Page No.

Financial Statements

      Interim Financial Statements (unaudited):

            Consolidated Balance Sheet as of June 30, 2001                21

            Consolidated Statements of Operations for the Quarters
            Ended June 30, 2001 and June 30, 2000                         22

            Consolidated Statements of Cash Flows for the Quarters
            Ended June 30, 2001 and June 30, 2000                         23

            Consolidated Statements of Stockholder's Deficit
            for ther Period Ended June 30, 2001 and the
            Year Ended December 31, 2000                                  24

            Notes to the Consolidated Interim Financial Statements        25

      Annual Financial Statements:

      Report of Independent Auditors                                      30

            Consolidated Balance Sheets as of December 31, 2000 and
            December 31, 1999                                             31

            Consolidated Statements of Operations for the Years Ended
            December 31, 2000 and December 31, 1999                       32

            Consolidated Statements of Cash Flows for the Years Ended
            December 31, 2000 and December 31, 1999                       34

            Consolidated Statements of Stockholders' Deficit for the
            Years Ended December 31, 2000 and December 31, 1999           35

            Notes to the Consolidated Financial Statements                36

                 CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                  AS OF JUNE 30, 2001 AND DECEMBER 31, 2000


                                                     June 30,       December 31,
                                                       2001             2000
ASSETS                                              (Unaudited)
Current assets:
 Cash and cash equivalents                            $176,641         $301,110
 Accounts receivable, less allowance for doubtful
  accounts of $70,000 and $50,000, respectively        343,581          522,119
 Inventories, net of allowance for obsolete
  inventory of $152,000 and $127,000, respectively   1,300,428        1,607,059
 Deposits with suppliers                                 ---            283,449
 Foreign taxes receivable                              230,207           96,948
 Prepaid expenses                                       44,931           78,192
 Other current assets                                    6,265           14,520
                                                     ---------       -----------
   Total current assets                              2,102,053        2,903,397

Fixed assets, net
                                                       205,543          227,728
                                                    ----------       ----------
                                                    $2,307,596       $3,131,125
                                                    ==========       ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable- trade                            $1,037,743       $1,396,182
 Accrued liabilities                                 1,104,918        1,296,382
 Acquisition earn-out obligation                       300,000          300,000
 Dividends payable on preferred stock                   33,425           28,466
 Current portion of capital lease obligations            9,583            8,718
 Revolving credit facility                             426,912          675,520
                                                     ---------        ---------
  Total current liabilities                          2,912,581        3,705,268

Capital lease obligations, less current portion         23,129           25,127

Stockholders' equity:
Convertible Preferred Stock, $50,000 par value,
 unlimited authorized shares, 4 and 11 shares
 issued and outstanding at June 30, 2001 and
 December 31, 2000, respectively                       207,682          560,500
Common Stock, no par value, unlimited authorized
 shares, 47,070,119 and 34,145,982 shares issued,
 and 43,070,119 and 30,145,982 outstanding at
 June 30, 2001 and December 31, 2000, respectively  66,238,598       63,653,477
Notes receivable - stockholders                        (68,570)         (66,714)
Accumulated deficit                                (67,005,824)     (64,746,533)
                                                   -----------      -----------
      Total stockholders' equity                      (628,114)        (599,270)
                                                   -----------      -----------
                                                    $2,307,596       $3,131,125
                                                   ===========      ===========


    See accompanying notes to condensed consolidated financial statements.

                      CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
                    CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE PERIODS ENDED JUNE 30, 2001 AND JUNE 30, 2000 (UNAUDITED)

                                       Three Months            Six Months
                                          Ended                  Ended
                                   June 30,   June 30,   June 30,    June 30,
                                     2001       2000        2001        2000
                                     -----      -----       -----       ----
Sales                           $576,943   $1,415,746   $1,877,473   $2,712,994
Cost of sales                    683,595      866,902    1,715,866    1,971,646
                                --------      -------    ---------    ---------
Gross profit                    (106,652)     548,844      161,607      741,348

Expenses
 Selling, general and
  administrative                 805,761      947,453    1,951,358    1,766,185
 Research and product
  development                    196,873      180,780      440,010      374,642
 Depreciation and
  amortization                    18,998       11,856       38,325       32,716
                               ---------    ---------    ---------    ---------
                               1,021,632    1,140,089    2,429,693    2,173,543
                               ---------    ---------    ---------    ---------

Loss from Operations          (1,128,284)    (591,245)  (2,268,086)  (1,432,195)

Other Income (Expense)
 Interest income                   1,890       10,985        6,345       30,045
 Interest expense                (86,428)     (94,771)    (212,331)    (208,542)
 Other income                     69,742        4,585      219,792        4,585
                                 -------      -------      -------     --------
                                 (14,796)     (79,201)      13,806     (173,912)
                                 -------      -------      -------     --------
Loss from continuing
 operations                  $(1,143,080)   $(670,446) $(2,254,280) $(1,606,107)
                             ===========    =========  ===========  ===========

Discontinued operations:
 Gain on dissolution of
  discontinued operation:
  Cycomm Secure
  Solutions, Inc.                   ---     1,119,273        ---      1,119,273
                              ----------    ---------  ----------     ---------

Net income (loss)             (1,143,080)     448,827  (2,254,280)     (486,834)
                              ==========    =========  ==========     =========
 Beneficial return on
  preferred shares                  ---         ---      (162,500)         ---
Net income (loss)
 attributable to common
 stockholders                $(1,143,080)   $448,827  $(2,416,780)    $(486,834)
                             ===========    ========  ===========     =========

Earnings Per Share: Basic
Loss per share from
 continuing operations            $(0.03)    ($0.03)       ($0.06)       ($0.07)
Income per share on
 dissolution of
 discontinued operation:
 Cycomm Secure
 Solutions, Inc.                    ---       $0.04          ---          $0.05

Net loss per share attributable
 to beneficial return on
 preferred shares                   ---        ---          $0.00          ---
                                  ------      -----        ------        ------
Net income (loss) per share
 attributable to common
 shareholders                     $(0.03)     $0.02        $(0.06)       $(0.02)
                                  ======      =====        ======        ======

Earnings Per Share: Diluted
Loss per share from
 continuing operations            $(0.03)    ($0.02)       ($0.06)       ($0.07)
Income per share on
 dissolution of
 discontinued operation:
 Cycomm Secure Solutions,
 Inc.                               ---       $0.03           ---         $0.05
Net loss per share
 attributable to beneficial
 return on preferred shares         ---        ---          $0.00          ---
                                  ------      -----        ------        ------
Net income (loss) per share
 attributable to common
 shareholders                     $(0.03)     $0.01        $(0.06)       $(0.02)
                                  ======      =====        ======        ======
Shares used in computing
 earnings per share:
     Basic                    41,637,890  25,876,013    38,614,315   23,807,869
                              ==========  ==========    ==========   ==========
     Diluted                  41,637,890  33,960,963    38,614,315   23,807,869
                              ==========  ==========    ==========   ==========

    See accompanying notes to condensed consolidated financial statements.

              CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE PERIODS ENDED JUNE 30, 2001 AND JUNE 30, 2000
                             (Unaudited)

                                                 Six Months Ended
                                              June 30,       June 30,
                                               2001            2000
                                              -----            ----

Operating activities
 Net loss from continuing operations       $(2,254,280)     $(1,606,107)
 Adjustments to reconcile net loss to
  net cash provided by operating
  activities:
   Depreciation and amortization                38,825           55,120
 Change  in operating assets and
  liabilities                                  196,872       (1,675,084)
                                            ----------       ----------
 Cash used in operating activities          (2,018,583)      (3,226,071)
                                            ----------       ----------

Investing activities
 Acquisition of fixed assets                   (13,621)         (22,235)
                                               -------          -------
 Cash used in investing activities             (13,621)         (22,235)
                                               -------          -------

Financing activities
 Issuance of common stock                    1,548,995        4,140,000
 Issuance of preferred stock                   611,500            ---
 Exercise of stock options                        ---            74,999
 Net repayments under revolving credit
  facility                                    (248,608)        (362,117)
 Repayment of obligations under capital
  leases                                        (4,152)          (1,130)
                                             ---------        ---------
 Cash provided by financing activities       1,907,735        3,851,752
                                             ---------        ---------

 (Decrease) increase in cash and cash
  equivalents during the period               (124,469)         603,446
 Cash and cash equivalents, beginning of
  period                                       301,110           22,867
                                              --------         --------
 Cash and cash equivalents, end of period     $176,641         $626,313
                                              ========         ========

Supplemental cash flow information:
 Interest paid                                $108,088        $ 264,573
 Income taxes paid                            $   ---         $    ---

Non-cash investing and financing
 activities:
  Conversion of convertible debentures to
   common stock                                   ---         $517,452
  Conversion of preferred stock to common
   stock                                    $1,019,308      $2,226,098
  Conversion of convertible debentures to
   preferred stock                                ---       $3,000,000
  Issuance of common stock in settlement
   of interest due                            $ 52,500            ---



    See accompanying notes to condensed consolidated financial statements.

                      CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                     FOR THE UNAUDITED PERIOD ENDED JUNE 30, 2001
                         AND THE YEAR ENDED DECEMBER 31, 2000

                                                        Notes
        Preferred  Preferred   Common      Common    Receivable      Accumulated
          Shares    Stock      Shares       Stock    Stockholders      Deficit
Balance,
December
31, 1999     7    $296,250   16,807,696  $54,315,402   $(60,511)   $(60,644,958)
          ====    ========   ==========  ===========   ========    ============

Net Loss    ---        ---         ---          ---         ---      (4,023,822)
Issuance
 of common
 stock:
Sale of
 common
 stock      ---        ---   9,400,000    5,290,000         ---            ---
Shares
 issued
 in
 settlement
 of vendor
 obligation ---        ---     194,283        84,012        ---            ---
Shares
 issued
 in
 settlement
 of
 obligation
 of
 acquisition
 earn-out   ---        ---     400,000       200,000        ---             ---
Conversion
 of
 debenture
 into
 common
 stock      ---        ---   1,034,904       517,452        ---             ---
Exercise
 of stock
 options
 and
 warrants  ---        ---      345,833        74,999        ---             ---
Issuance
 of
 preferred
 stock:
Conversion
 of
 debentures
 into Series
 E preferred
 stock      30   3,000,000        ---           ---         ---             ---
 Issuance -
  Series F
  preferred
  stock      9     353,000        ---           ---         ---             ---
 Conversion
  of
  preferred
  stock    (35) (3,206,250) 1,963,266      3,289,112        ---             ---
Beneficial
 conversion
 rights on
 preferred
 stock     ---     117,500        ---      (117,500)        ---             ---
Accrued
 interest
 on notes
 receivable
 stock-
 holders   ---         ---        ---           ---       (6,203)           ---
Dividends
 on
 preferred
 stock     ---        ---         ---           ---         ---         (77,753)
         -----      -----       -----         -----     -------         -------
Balance,
 December
 31, 2000   11   $560,500  30,145,982   $63,653,477    $(66,714)   $(64,746,533)
         =====   ========  ==========   ===========    ========    ============

Net Loss                                                             (2,254,280)
Issuance
 of
 common
 stock:
Sale of
 common
 stock     ---       ---    7,298,739     1,548,995         ---             ---
Shares
 issued
 in
 settlement
 of
 interest
 due       ---       ---      300,000        52,500         ---             ---
Issuance
 of
 preferred
 stock:
Issuance -
 Series  F
 preferred
 stock      13   611,500          ---           ---         ---             ---
 Conversion
 of
 preferred
 stock     (20) (876,818)   5,325,398       896,126         ---             ---
Beneficial
 conversion
 rights on
 preferred
 stock     ---   (87,500)         ---        87,500         ---             ---
Accrued
 interest
 on
 notes
 receivable
 stock-
 holders   ---       ---          ---           ---      (1,856)            ---
Dividends
 on
 preferred
 stock     ---       ---          ---           ---         ---          (2,466)
         -----     -----        -----         -----      -------         ------
Balance,
 June 30,
 2001        4  $207,682   43,070,119   $66,238,598     $(68,570)  $(67,005,824)
         =====  ========   ==========   ===========     ========   ============

    See accompanying notes to condensed consolidated financial statements.

CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
June 30, 2001

NOTE 1: GENERAL

The interim financial information furnished herein was prepared from the books and records of Cycomm International Inc. and its subsidiaries ("Cycomm") as of June 30, 2001 and for the periods ended June 30, 2001 and 2000, without audit; however, such information reflects all normal and recurring accruals and adjustments which are, in the opinion of management, necessary for a fair presentation of financial position and of the statements of operations and cash flows for the interim period presented. The interim financial information furnished herein should be read in conjunction with the consolidated financial statements included in this report and the consolidated financial statements and notes contained in Cycomm's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000. The interim financial information presented is not necessarily indicative of the results from operations expected for the full fiscal year.

Our Annual Report on Form 10-KSB was prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We incurred a net loss from continuing operations of $5.1 million for the year ended December 31, 2000 and as of that date had a working capital deficit of approximately $800,000 and an accumulated deficit of $64.7 million. As a result, our auditors have modified their report on Cycomm's annual report on form 10-KSB to include an explanatory paragraph regarding the Company's ability to continue as a going concern. In the quarter ended June 30, 2001, we incurred a net loss of approximately $1.1 million, had a working capital deficit of approximately $810,000, and an accumulated deficit of $67.0 million. Further, borrowings on our revolving line of credit were in excess of amounts available as of December 31, 2000 and June 30, 2001, causing us to be out of compliance with our credit terms.

Management has taken several steps towards addressing the going concern issue. We have expanded our sales force from two regional sales representatives and one inside sales person, to four regional sales representatives, four inside sales people, a vice president of sales and a manager of new business development. We have increased our attendance at industry trade shows and increased our marketing. In the quarter ended June 30, 2001, we continued to aggressively pursue sales through trade shows, direct sales efforts and expansion of our reseller distribution channels.

We have raised additional capital, which was used to fund operations, including the growth of our sales force. Looking forward, Cycomm intends to grow its PCMobile division by implementing plans to increase market share and revenue. We plan to fund operations through working capital, borrowings on our secured line of credit and through private equity placements.

Cycomm has historically been able to raise capital through private equity placements and debenture issuances. During 2000, we raised $5,718,000 in private equity placements. In the six months ended June 30, 2001, Cycomm raised $2,160,495 in private equity placements (See Note 7: Capital Stock for further detail).

These interim financial statements do not give effect to any adjustments which would be necessary should Cycomm be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements. In the event that Cycomm is unable to achieve its plans to fund operations, Cycomm will consider further cost reductions, pursue the sale of all or part of its business, or restructure its business under the United States Bankruptcy Code.

NOTE 2: EARNINGS PER SHARE

The Financial Accounting Standards Board's Statement No. 128, "Earnings per Share", requires companies to report basic earnings per share (EPS) and diluted EPS. Basic EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding during the year plus the incremental shares that would have been outstanding upon the assumed exercise of eligible stock options, warrants and the conversion of certain debenture issues. Included in EPS for the six months ended June 30, 2001 is a charge of $162,500 related to the beneficial conversion feature of Cycomm's convertible preferred stock. Included in EPS for the periods ended June 30, 2000 is a gain on Cycomm's dissolution of its Cycomm Secure Solutions, Inc. subsidiary (see Note 3: Discontinued Operations).

NOTE 3: DISCONTINUED OPERATIONS

On June 21, 1999, Cycomm completed the sale of the assets of its Cycomm Secure Solutions Inc. ("CSS") subsidiary. The assets sold included inventory, fixed assets and various intangibles and other assets and had a carrying value of $2,333,779 as of June 21, 1999. Proceeds on the sale of CSS' assets were used to repay a portion of CSS' bank debt and to satisfy CSS' lease and property tax obligations. Cycomm recognized a net loss on disposal of $1,535,643 on the sale of CSS' assets. Included in the 1999 net loss is a gain of $278,297 on the settlement of an operating lease obligation.

On June 29, 2000, Cycomm completed the legal dissolution of its CSS subsidiary. As a result of the dissolution, Cycomm is not entitled to receive any assets generated in the future by CSS, and is not liable for any present or future unsatisfied claims of CSS' creditors. Cycomm recognized a gain of $1,119,273 related to the dissolution of CSS.

NOTE 4:  ACQUISITION EARN-OUT

In connection with the purchase price paid for Cycomm's acquisition of its Cycomm Mobile Solutions subsidiary in 1996, Cycomm entered into an acquisition earn-out agreement with the seller, M3i Technologies Inc. and M3i Systems Inc. (collectively the "Seller"). The earn-out provision of the purchase price was to be paid in Cycomm common stock, up to a maximum value of $4,000,000, subject to provisions based on the achievement of certain unit sales volumes for a five year period. Common stock issued under the earn-out provisions was to be issued at the average current market price of the last month for the quarter in which it was earned. As of June 30, 2001, Cycomm had paid $1,354,796 of contingent consideration, which was paid in 444,862 shares of common stock.

Cycomm and the Seller were parties to a lawsuit regarding the interpretation of the earn-out agreement. On May 24, 1999, Cycomm and the Seller entered into a complete settlement of the litigation. As of June 30, 2001, Cycomm has paid the Seller $400,000. The settlement was amended to allow Cycomm until September 30, 2001 to pay the Seller $300,000 in full settlement of the obligation. If Cycomm does not satisfy the obligation by September 30, 2001, Cycomm will be obligated to pay $1.1 million to the Seller by April 30, 2002. Cycomm has an accrued liability of $300,000 as of June 30, 2001 related to this obligation.

In conjunction with the 1999 settlement and subsequent amendments, Cycomm issued 200,000 warrants to the Seller with a fair value on the date of issuance of $88,000. It was considered part of the purchase price and subsequently written off in conjunction with goodwill impairment charge. Additionally, in consideration of the subsequent amendments to the settlement agreement, Cycomm has agreed to issue 200,000 shares of common stock to the Seller.

NOTE 5: INVENTORIES

The following is a summary of inventories at June 30, 2001 and December 31, 2000:

                                          June 30,    December 31,
                                            2001          2000
                                            -----         ----

Raw materials                            $1,071,665    $1,376,206
Work in process and sub-assemblies          378,841       133,106
Finished goods                                2,043       224,974
Allowance for obsolete inventory           (152,121)     (127,227)
                                           ---------     ---------
                                         $1,300,428    $1,607,059
                                         ==========    ==========

     Cycomm continually evaluates inventory for obsolescence or impairment in value. The impairment loss is measured by comparing the carrying amount of the inventory to its fair value with any excess of carrying value over fair value reserved. Fair value is based on market prices where available, or on an estimate of market value, or determined by various valuation techniques including discounted cash flow.

NOTE 6: DEFERRED REVENUE

Cycomm recorded deferred revenue related to sales in which customers were shipped PCMobiles with 586 processors (the "586s") to be used until PCMobiles with Pentium processors (the "Pentiums") became available. At the time the shipments were made, Cycomm was still in the process of developing the Pentium PCMobile, however the customers agreed to take 586s until Cycomm was able to deliver Pentiums. The customers paid the full price for Pentiums at the time of the shipment, which was recorded as deferred revenue. When the Pentiums became available, the customers could trade in the 586s for Pentiums at no additional charge. The customers retained the right to return the 586s at any time before they received the Pentiums. Upon the return of the 586s, the customers would be entitled to a full refund, and the entire sale would be cancelled.

Revenue on the sales was recognized when the Pentium units were shipped to the customers. As of December 31, 2000, Cycomm had completed the shipments of Pentium units to customers, or had received waivers from customers in which they forfeited their right to exchange 586's for Pentium units. For the six months ended June 30, 2000, Cycomm recognized revenue of $766,341 related to the shipment of Pentium units to customers in exchange for the 586 units.

NOTE 7: CAPITAL STOCK

Common Stock

On March 1, 2001, Cycomm raised capital through a private equity placement of its common stock. In total, Cycomm issued 672,268 shares of common stock for cash proceeds of $150,015.

On March 14, 2001, Cycomm issued 300,000 shares of its common stock in full satisfaction of $52,500 in accrued interest due on Cycomm's $3,000,000 10% convertible debentures. This amount represented unpaid interest for the period of January 1, 2000 through March 31, 2000.

On April 12, 2001, Cycomm raised capital through a private equity placement of its common stock. In total, Cycomm issued 1,000,000 shares of common stock for cash proceeds of $250,000.

In the period from May 11, 2001 through June 29, 2001, Cycomm raised capital through a series of related private equity placements of its common stock. The stock was issued to a group of investors at a discount to the market price on the date of issuance. In total, Cycomm issued 2,450,000 shares of common stock for cash proceeds of $469,000.

On May 15, 2001, Cycomm raised capital through a private equity placement of its common stock. In total, Cycomm issued 2,000,000 shares of common stock for cash proceeds of $497,980.

On June 29, 2001, Cycomm raised capital through a private equity placement of its common stock. In total, Cycomm issued 1,176,471 shares of common stock for cash proceeds of $182,000.

Preferred Stock

On January 5, 2001, Cycomm issued 6 shares of Series F convertible preferred stock ("Series F preferred stock") for gross proceeds of $300,000. On January 23, 2001, Cycomm issued 7 shares of Series F preferred stock for gross proceeds of $350,000. Net proceeds, after issuance costs for these transactions totaled $611,500. In connection with the issuance of the Series F preferred stock, 4,000,000 shares of Cycomm's common stock were placed in an escrow account to be available upon conversion of the Series F preferred stock. The Series F preferred stock was convertible at the option of the holder into Cycomm common stock. The Series F preferred stock had no voting rights. In the event of liquidation of the Company, the Series F preferred stock had preferences entitling the holders to the original face value of outstanding shares, plus interest at 8% per annum. The conversion price was the lesser of $0.32, or a 25% discount of the three-day average closing bid price prior to the date of conversion. The shares had beneficial conversion rights of $162,500 on the date of issuance.

As of June 30, 2001, 20 shares of Series F preferred stock and related accrued interest had been converted into 5,325,398 shares of common stock. Subsequent to June 30, 2001, the remaining 2 shares of Series F preferred stock and related accrued interest were converted into 600,306 shares of common stock (See Note 9:
Subsequent Events).

As of June 30, 2001, 2 shares of Series B preferred stock are outstanding. The Series B preferred stock was issued on February 26, 1998. It is convertible at the option of the holder into Cycomm common stock. The conversion price is the lesser of $2.38 or a 15% discount to the five-day average closing bid price prior to the date of conversion. If the stock is trading at or below $1.50 per share at the conversion date, Cycomm has the right to redeem the Series B preferred shares at a premium of 18% over the conversion price. The Series B preferred stock has no voting rights. In the event of liquidation of the Company, the Series B preferred stock has preferences entitling the holders to the original face value of outstanding shares, plus accrued dividends.

NOTE 8: SEGMENT AND RELATED INFORMATION

Cycomm has one reporting segment, which sells wireless rugged computing products and peripherals. Geographic region data on sales and the location of identifiable assets is provided in the tables below.

                                   Quarters Ended          Six Months Ended
                                   --------------          ----------------
                                June 30,     June 30,    June 30,     June 30,
                                  2001        2000         2001        2000
                                  -----       -----        -----       ----
Geographic Region Data
Sales
      United States            $ 557,464   $1,400,574  $1,838,805   $2,348,364
      Canada                      19,479       15,172      38,668      364,630
                               $ 576,943   $1,415,746  $1,877,473   $2,712,994
                               =========   ==========  ==========   ==========
Loss from Operations
      United States            $ 689,060     $ 24,601  $1,473,713   $1,000,686
      Canada                     439,224      566,644     794,373      431,509
                              ----------    ---------  ----------   ----------
                              $1,128,284    $ 591,245  $2,268,086   $1,432,195
                              ==========    =========  ==========   ==========


Identifiable Assets             June 30,   December 31,
                                  2001        2000
      United States            $ 861,986   $1,175,833
      Canada                   1,445,610    1,955,292
                             ===========   ==========
                              $2,307,596   $3,131,125
                              ==========   ==========


NOTE 9: SUBSEQUENT EVENTS

On July 10, 2001, 1 share of Series F preferred stock and related accrued interest was converted into 301,799 shares of common stock. On July 17, 2001, 1 share of Series F preferred stock and related accrued interest was converted into 298,507 shares of common stock.

In the period from July 2, 2001 through August 2, 2001, Cycomm raised capital through a series of related private equity placements of its common stock.
In total, Cycomm issued 290,000 shares of common stock for cash proceeds of $51,737.

On August 1, 2001, Cycomm raised capital through a private equity placement of its common stock. In total, Cycomm issued 1,000,000 shares of common stock for cash proceeds of $135,000.

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Cycomm International Inc. and Subsidiaries



      We have audited the accompanying consolidated balance sheets of Cycomm International Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cycomm International Inc. and subsidiaries at December 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring losses from operations and has a working capital deficiency and an accumulated deficit. Further, the Company was not in compliance with the terms of its debt agreements at December 31, 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.


                                                        /s/ Ernst & Young LLP

McLean, Virginia
March 28, 2001

                    CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEETS
                                                     December 31,   December 31,
                                                         2000           1999
ASSETS
Current assets:
 Cash and cash equivalents                              $301,110        $22,867
 Accounts receivable, less allowance for doubtful
  accounts of $50,000 and $254,000, respectively         522,119      1,200,771
 Inventories, net of allowance for obsolete
  inventory of $127,227 and $131,339, respectively     1,607,059        844,057
 Deposits with materials suppliers                       283,449        283,449
 Amount due from private placement                          ---         125,000
 Foreign taxes receivable                                 96,948         84,020
 Amount due from sale of Val-Comm, Inc.                     ---          65,966
 Prepaid expenses                                         78,192          6,823
Other assets                                              14,520         42,284
                                                       ---------      ---------
  Total current assets                                 2,903,397      2,675,237

Equipment, net                                           227,728        269,780
                                                      ----------      ---------
Total assets                                          $3,131,125     $2,945,017
                                                      =========      ==========

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Accounts payable - trade                             $1,396,182     $2,416,883
 Accrued liabilities                                   1,296,382        685,952
 Acquisition earn-out obligation                         300,000        700,000
 Deferred revenue                                           ---         770,122
 Dividends payable on preferred stock                     28,466         33,575
 Current portion of capital lease obligations              8,718          4,789
 Revolving credit facility                               675,520        915,104
                                                       ---------      ---------
   Total current liabilities                           3,705,268      5,526,425

Capital lease obligations, less current portion           25,127         12,409
Convertible debentures, subsequently converted into
 preferred stock                                            ---       3,000,000
Convertible debentures, subsequently converted into
 common stock                                               ---         500,000

Stockholders' deficit:
 Convertible preferred stock, $50,000 par value,
  unlimited authorized shares, 11 and 7 shares
  issued and outstanding at December 31, 2000 and
  December 31, 1999, respectively                        560,500        296,250
 Common stock, no par value, unlimited authorized
  shares, 34,145,982 and 16,807,696 shares issued and
  30,145,982 and 16,807,696 outstanding at December
  31, 2000 and December 31, 1999, respectively        63,653,477     54,315,402
 Notes receivable - stockholders                         (66,714)       (60,511)
 Accumulated deficit                                 (64,746,533)   (60,644,958)
                                                     -----------    -----------
  Total stockholders' deficit                           (599,270)    (6,093,817)
                                                      ----------     ----------
Total liabilities and stockholders' equity deficit    $3,131,125     $2,945,017
                                                      ==========     ==========

                           (See accompanying notes)

                  CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      Year ended    Year ended
                                                     December 31,   December 31,
                                                         2000          1999
                                                        -----         -----
Sales                                                  $3,432,129    $3,263,178
Cost of sales                                           3,461,560     3,012,410
                                                        ---------     ---------
Gross profit                                              (29,431)      250,768

Expenses:
 Selling, general and administrative                    3,835,302     3,889,300
 Research and product development                         784,296       824,353
 Depreciation and amortization                             88,686       612,213
                                                        ---------     ---------
                                                        4,708,284     5,325,866
                                                       ----------    ----------
Loss from Operations                                   (4,737,715)   (5,075,098)

Other Income (Expense)

 Interest income                                           44,008        18,248
 Interest expense                                        (431,473)     (456,651)
 Loss on disposal of fixed assets                         (22,500)         ---
 Goodwill impairment                                         ---       (838,202)
 Other income                                               4,585       110,000
                                                         --------    ----------
                                                         (405,380)   (1,166,605)
                                                         --------    ----------

Loss from Continuing Operations                        (5,143,095)   (6,241,703)

Discontinued Operations:
 Income from operations of discontinued
  operation: Val-Comm, Inc.                                  ---        112,163
 Gain on disposal of discontinued operation:
  Val-Comm, Inc.                                             ---        265,746
 Loss from operations of discontinued operation:
  Cycomm Secure Solutions Inc.                               ---     (1,613,044)
 Loss on disposal of discontinued operation:
  Cycomm Secure Solutions Inc.                               ---     (1,535,643)
 Gain on dissolution of discontinued operation:
  Cycomm Secure Solutions Inc.                          1,119,273          ---
                                                       ----------    ----------
Net loss                                               (4,023,822)   (9,012,481)

 Beneficial return on preferred shares                   (117,500)     (100,000)
                                                      -----------   -----------
Net loss attributable to common stockholders          $(4,141,322)  $(9,112,481)
                                                      ===========   ===========

Earnings per share - basic and diluted
Loss per share from continuing operations                  $(0.20)       $(0.46)
Income per share from discontinued operation                  ---          0.01
 Val-Comm, Inc.
Income per share on disposal of Val-Comm, Inc.                ---          0.02
Loss per share from discontinued operation
 Cycomm Secure Solutions Inc.                                 ---         (0.12)
Loss per share on disposal of Cycomm Secure                   ---         (0.11)
 Solutions Inc.
Gain per share on dissolution of Cycomm Secure               0.04           ---
 Solutions Inc.
Net loss per share attributable to beneficial
 return on preferred shares                                 (0.00)        (0.01)
                                                            -----         -----
Net loss per share attributable to common
 stockholders                                              $(0.16)       $(0.67)
                                                           ======        ======

Shares used in the calculation of basic and diluted
 net loss per share                                    26,138,625    13,694,064
                                                       ==========    ==========

                           (See accompanying notes)

                   CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Year Ended     Year Ended
                                                    December 31,   December 31,
                                                       2000            1999

Operating activities
 Loss from continuing operations                    $(5,143,095)    $(6,241,703)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation and amortization                       88,686         612,213
     Non-cash compensation                                 ---          263,458
     Goodwill impairment                                   ---          838,202
     Loss on disposal of fixed assets                    22,500            ---
 Change in operating assets and liabilities            (115,776)      2,490,637
                                                     ----------       ----------
 Cash used in operating activities                   (5,147,685)     (2,037,193)
                                                     ----------      ----------

Investing activities
 Purchase of equipment                                 (47,698)            ---
 Net increase in notes receivable                         ---            (2,000)
 Proceeds from sale of marketable securities              ---           496,034
                                                       -------          -------
Cash (used in) provided by investing activities        (47,698)         494,034
                                                       -------          -------

Financing activities
 Issuance of common stock, net of issuance costs     5,364,999        1,738,842
 Issuance of preferred stock, net of issuance
  costs                                                353,000          516,000
 Net repayments under revolving credit
  facilities                                          (239,584)      (1,044,441)
 Proceeds from issuance of convertible
  debentures                                              ---           500,000
 Repayment of notes payable and convertible
  debentures                                              ---           (15,777)
 Repayment of obligations under capital leases          (4,789)          (9,686)
                                                     ---------        ---------
Cash provided by financing activities                5,473,626        1,684,938
                                                     ---------        ---------

 Proceeds from sale of discontinued operation:
  Cycomm Secure Solutions Inc.                            ---           800,000
 Cash provided by (used in) discontinued
  operation: Cycomm Secure Solutions Inc.                 ---        (1,743,677)
 Proceeds from sale of discontinued operation:
  Val-Comm, Inc.                                          ---           188,000
 Cash provided by discontinued operation:
  Val-Comm, Inc.                                          ---            68,788
                                                        ------         --------

Increase (decrease) in cash and cash equivalents
 during the year                                       278,243         (545,110)
Cash and cash equivalents, beginning of year            22,867          567,977
                                                      --------          -------
Cash and cash equivalents, end of year                $301,110          $22,867
                                                      ========          =======

                           (See accompanying notes)

                      CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                    Preferred   Preferred     Common      Common    Accumulated
                     Shares       Stock       Shares      Stock      Deficit
Balance,
 December 31, 1998       8      $360,000   12,210,311  $51,674,618 ($51,600,647)
Net Loss               ---          ---          ---          ---    (9,012,481)
Issuance of
 common stock:
 Private placement -
  Common stock         ---          ---     3,626,907    1,765,987         ---
Value of options
 issued to
 non-employees         ---          ---          ---       263,458         ---
Issuance of
 preferred stock:
 Issuance -
  Series C
  preferred stock        6      247,500          ---          ---          ---
 Issuance -
  Series  D
  preferred stock        6      268,500          ---          ---          ---
 Reversal of
  conversion
  of Series B
  preferred stock        1       45,000      (21,745)     (46,753)         ---
 Conversion of
  preferred stock      (14)    (624,750)     992,223      658,092          ---
Dividends on
 preferred stock       ---         ---          ---          ---       (31,830)
                      ----     --------   ----------  -----------  -----------
Balance,
 December 31, 1999       7     $296,250   16,807,696  $54,315,402  ($60,644,958)
                      ====     ========   ==========  ===========  ============
Net Loss               ---         ---          ---          ---     (4,023,822)
Issuance of
 common stock:
 Sale of
  common stock         ---         ---     9,400,000    5,290,000          ---
  Shares issued
   in settlement
   of vendor
   obligation          ---         ---       194,283       84,012          ---
  Shares issued
   in settlement of
   obligation of
   acquisition
   earn-out            ---         ---       400,000      200,000          ---
  Conversion of
   debenture
   into common
   stock               ---         ---     1,034,904       517,452         ---
  Exercise of
   stock
   options and
   warrants            ---         ---       345,833        74,999         ---
Issuance of
 preferred stock:
 Conversion of
  debentures
  into Series E
  preferred stock       30    3,000,000          ---          ---          ---
 Issuance -
  Series F
  preferred stock        9      353,000          ---          ---          ---
 Conversion of
  preferred stock      (35)  (3,206,250)    1,963,266    3,289,112         ---
Beneficial
 conversion
 rights on
 preferred stock       ---      117,500          ---      (117,500)        ---
Dividends on
 preferred stock       ---         ---           ---          ---       (77,753)
                      ----     --------    ----------  ----------- ------------
Balance,
 December 31, 2000      11     $560,500    30,145,982  $63,653,477 ($64,746,533)
                      ====     ========    ==========  =========== ============

                           (See accompanying notes)

CYCOMM INTERNATIONAL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000



NOTE 1:  NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Cycomm International Inc. ("Cycomm") is a manufacturer of wireless, ruggedized mobile computers, branded under the name "PCMobile". Cycomm is based in McLean, Virginia, with a manufacturing facility in Montreal, Quebec and a repair and maintenance facility in Melbourne, Florida.

Our consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We incurred a net loss from continuing operations of $5.1 million for the year ended December 31, 2000 and as of that date had a working capital deficit of approximately $800,000 and an accumulated deficit of $64.7 million. Further, we were not in compliance with the terms of our debt agreements at December 31, 2000. These factors raise substantial doubt about Cycomm's ability to continue as a going concern.

Management has taken several steps towards addressing the going concern issue. In 2000, we expanded our sales force from two regional sales representatives and one inside sales person, to four sales representatives, four inside sales people, a vice president of sales and a manager of new business development. We increased our attendance at industry trade shows and increased our marketing.

We have raised additional capital, which was used to fund operations, including the growth of our sales force. Looking forward, Cycomm intends to grow its PCMobile division by implementing plans to increase market share and revenue. We plan to fund operations through working capital, borrowings on our secured line of credit and through private equity placements.

Cycomm has historically been able to raise capital through private equity placements and debenture issuances. During 2000, we raised $5,718,000 in private equity placements. Subsequent to December 31, 2000, Cycomm has raised $761,500 in private equity placements (See Note 20: Subsequent Events for further detail).

These consolidated financial statements do not give effect to any adjustments which would be necessary should Cycomm be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements. In the event that Cycomm is unable to achieve its plans to fund operations, Cycomm will consider further cost reductions and may be required to seek protection under the United States Bankruptcy Code.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Cycomm and its wholly-owned subsidiary after elimination of intercompany accounts and transactions.

Cash and Cash Equivalents

Cycomm considers all short-term deposits with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Market is determined by the replacement cost method for raw materials and the net realizable value method for work in process and sub-assemblies and finished goods.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable, accrued liabilities, capital lease obligations, notes payable and convertible debentures approximate their fair values.

Equipment and Depreciation

Equipment is carried at the lower of cost or market less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets as follows:

      Equipment under capital lease       Term of the respective lease
      Furniture and fixtures              5 to 7 years
      Research equipment                  3 to 10 years
      Computer equipment                  3 to 7 years
      Office equipment                    5 to 7 years
      Manufacturing equipment             3 to 7 years

Amortization of leasehold improvements is calculated on a straight-line basis over the term of the respective lease.

Research and Product Development Costs

Research and product development costs are expensed as incurred.

Deferred Financing Costs

Costs relating to obtaining debt financing are deferred and amortized based on a methodology approximating the interest method over the term of the debt. The unamortized portion of the deferred financing costs related to convertible debentures is recorded against stockholders' equity at the time of conversion.

Leases

Equipment acquired under leases which transfer substantially all of the benefits of ownership to the lessee are recorded as the acquisition of assets and the assumption of a related obligation. Under this method, assets are depreciated over their expected useful lives, and obligations, including interest thereon, are extinguished over the life of the lease.

All other leases are accounted for as operating leases wherein rental payments are charged to operations as incurred.

Revenue Recognition

Product sales, less estimated returns and allowances, are recorded at the time of shipment. Revenue is recognized when it meets four basic criteria: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured.

Product Warranty

Cycomm provides a three year warranty for its PCMobile computers which excludes certain components. The rechargeable batteries and some hard drives are covered by a one year warranty, while the magnesium casing of the PCMobile comes with a limited lifetime warranty. A reserve is established to cover estimated warranty costs during this period. Warranty reserves for the years ended December 31, 2000 and 1999 were $677,100 and $233,739 respectively, and are included in accrued liabilities.

Advertising Cost

Cycomm expenses advertising costs as incurred. Such costs were insignificant in 2000 and 1999.

Foreign Currency Transactions

The Company considers the functional currency of its foreign subsidiary to be the U.S. dollar. Exchange adjustments from foreign currency transactions are recognized in income and were insignificant in 2000 and 1999.

Earnings Per Share

The Financial Accounting Standards Board's Statement No. 128, "Earnings per Share", requires companies to report basic earnings per share (EPS) and diluted EPS. Basic EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding during the year plus the incremental shares that would have been outstanding upon the assumed exercise of eligible stock options, warrants and the conversion of certain debenture issues. Included in EPS for 2000 and 1999 are charges of $117,500 and $100,000 related to the beneficial conversion feature of Cycomm's convertible preferred stock. For the years ended December 31, 2000 and 1999, the effect of the exercise of stock options, warrants and the conversion of preferred stock and debentures would be anti-dilutive, and therefore, diluted earnings (loss) per share is equal to basic earnings (loss) per share as disclosed in the consolidated statements of operations.

A summary of Cycomm's components of earnings per share are as follows:

                                                     For the year December 31,
                                                        2000            1999
                                                       ------          ------
 Loss before discontinued operations                (5,143,095)     (6,241,703)
 Beneficial return on Preferred Shares                (117,500)       (100,000)
                                                    ----------      ----------
 Loss available to common stockholders
  before discontinued operations                    (5,260,595)     (6,341,703)
 Income from  operations of discontinued
  operation: Val-Comm, Inc.                              ---           112,163
 Gain on disposal of discontinued
  operation: Val-Comm, Inc.                               ---           265,746
 Loss from discontinued operation:
  Cycomm Secure Solutions Inc.                           ---        (1,613,044)
 Loss on disposal of discontinued
  operation: Cycomm Secure Solutions Inc.                ---        (1,535,643)
 Gain on dissolution of discontinued
  operations                                        1,119,273              ---
                                                   ----------       ----------
 Net loss available to common stockholders        $(4,141,322)     $(9,112,481)
                                                   ==========       ==========
 Loss per share
 Basic and diluted before discontinued
  operations                                           $(0.20)          $(0.47)
 Income from  operations of discontinued
  operation: Val-Comm, Inc.                              ---              0.01
 Gain on disposal of discontinued
  operation: Val-Comm Inc.                               ---              0.02
 Loss from discontinued operation:
  Cycomm Secure Solutions Inc.                           ---             (0.12)
 Loss on disposal of discontinued
  operation: Cycomm Secure Solutions Inc.                ---             (0.11)
 Gain on dissolution of discontinued
  operations                                             0.04              ---
                                                       ------           ------
   Basic and diluted                                   $(0.16)          $(0.67)
                                                      =======           ======

Stock-based compensation

The provisions of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, allow companies to either expense the estimated fair value of stock options or to continue their current practice but disclose the pro forma effects on net income and earnings per share had the value of the options been expensed. Cycomm has elected to continue its practice of recognizing compensation expense for its stock option and warrant incentive plans under Accounting Principles Board Statement No, 25 ("APB 25"), and to provide the required pro forma information for stock options and warrants granted after June 1, 1995. Under APB 25, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date, or other measurement date, over the exercise price.

Reclassification

Certain items previously reported in specific financial statement captions have been reclassified to conform with the 2000 presentation.

NOTE 3: DISCONTINUED OPERATIONS

Cycomm Secure Solutions Inc.

On March 4, 1999, the Company signed a letter of intent for the sale of the assets of its secure computing subsidiary, Cycomm Secure Solutions Inc. ("CSS") The asset sale was completed on June 21, 1999. The results of operations for CSS are reported as discontinued operations for all periods presented. For the period ended March 4, 1999, the results of CSS include a write-off of goodwill of $1,220,190. The results of operations for Cycomm Secure Solutions Inc. for the period ended March 4, 1999 are summarized as follows:

                                  January 1, 1999 to
                                   March 4, 1999

Revenue                              $1,837,889
Cost of Sales                         1,354,200
                                      ---------
Gross profit (loss)                     483,689

Operating Expenses                    2,096,733
                                      ---------
Net loss                           ($1,613,044)
                                   ============
Net loss per share                      ($0.12)
                                        =======

The assets sold included inventory, fixed assets and various intangibles and other assets and had a carrying value of $2,333,779 as of June 21, 1999. Proceeds on the sale of CSS's assets were used to repay a portion of CSS' bank debt and to satisfy CSS' lease and property tax obligations. Cycomm recognized a net loss on disposal of $1,535,643 on the sale of CSS' assets. Included in the 1999 net loss is a gain of $278,297 on the settlement of an operating lease obligation.

On June 29, 2000, Cycomm completed the legal dissolution of its CSS subsidiary. As a result of the dissolution, Cycomm is not entitled to receive any assets generated in the future by CSS, and is not liable for any present or future unsatisfied claims of CSS' creditors. Cycomm recognized a gain of $1,119,273 related to the dissolution of CSS.

Val-Comm Inc.

In April 1999, the Company entered into an agreement to sell its secure telecommunications subsidiary, Val-Comm Inc. to an individual investor in Val-Comm's geographical area. The transaction was structured as a stock purchase, and was completed on August 21,1999. The results of operations for Val-Comm are reported as discontinued operations for all periods presented, and are summarized as follows:

                                  January 1, 1999 to
                                   August 21, 1999

Revenue                              $1,001,733
Cost of Sales                           570,510
                                        -------
Gross profit (loss)                     431,223

Operating Expenses                      319,060
                                        -------
Net income                              112,163
                                        =======
Net income per share                      $0.01
                                          =====

The net book value of Val-Comm's assets on August 21, 1999 was $484,254. The selling price of Val-Comm consisted of an initial payment of $750,000 and a contingent promissory note of $1.5 million. The promissory note is contingent upon Val-Comm getting a follow-on award to an existing contract. The contingent promissory note bears interest at 7%, and is payable over two years should payment be required, with 50% of the note due on August 21, 2000 and the balance of the note due on August 21, 2001. Cycomm recognized a gain on the sale of Val-Comm of $265,746.

The initial payment of $750,000 was made with $188,000 in cash and with stock in the purchaser's company that was valued at $900,000 at the time of the purchase. The stock was to be sold by an independent third party, and the proceeds were to be paid to Cycomm. As of December 31, 2000, Cycomm had received proceeds of $496,034 from the sale of the purchaser's stock. The total amount due from the purchaser on the initial payment is $65,966 as of December 31, 2000. Cycomm does not believe that this amount is collectible, and has established a reserve against the amount due.

As of December 31, 2000, Val-Comm has not been awarded the follow-on contract specified in the contingent promissory note. Cycomm does not anticipate that the contingency will be satisfied in order to require payments to be made pursuant to the contingent promissory note.

NOTE 4:  ACQUISITION EARN-OUT

In connection with the purchase price paid for Cycomm's acquisition of its Cycomm Mobile Solutions subsidiary in 1996, Cycomm entered into an acquisition earn-out agreement with the seller, M3i Technologies Inc. and M3i Systems Inc. (collectively the "Seller"). The earn-out provision of the purchase price was to be paid in Cycomm common stock, up to a maximum value of $4,000,000, subject to provisions based on the achievement of certain unit sales volumes for a five year period. Common stock issued under the earn-out provisions was to be issued at the average current market price of the last month for the quarter in which it was earned. As of December 31, 2000, Cycomm had paid $1,354,796 of contingent consideration, which was paid in 444,862 shares of common stock.

Cycomm and the Seller were parties to a lawsuit regarding the interpretation of the earn-out agreement. On May 24, 1999, Cycomm and the Seller entered into a complete settlement of the litigation. Under the terms of the agreement and a subsequent amendment, Cycomm could fulfil its obligation to the Seller if payments were made before certain dates as specified in the agreement. Cycomm could elect to pay $700,000 by December 31, 2000, $1,100,000 by April 30, 2001
or $1,500,000 prior to April 30, 2002. As of December 31, 2000, Cycomm has paid $400,000 to the Seller. On March 28, 2001, the settlement agreement was amended to allow Cycomm until June 30, 2001 to pay the remaining $300,000 in full satisfaction of its obligation to the seller. If Cycomm does not satisfy the obligation by June 30, 2001, Cycomm will be obligated to pay $1.1 million to the Seller by April 30, 2002. There can be no assurances that Cycomm will be able to secure future amendments to the settlement agreement if the obligation is not satisfied by June 30, 2001. Cycomm has an accrued liability of $300,000 as of December 31, 2000 related to this agreement.

In conjunction with the 1999 settlement and amendments, Cycomm issued 200,000 warrants to the Seller with a fair value on the date of issuance of $88,000. It was considered part of the purchase price and subsequently written off in conjunction with goodwill impairment charge (See Note 6: Impairment of Goodwill). Additionally, in consideration of the March 28, 2001 amendment to the settlement agreement, Cycomm has agreed to issue 100,000 shares of common stock to the Seller.

NOTE 5: DELISTING FROM THE AMERICAN STOCK EXCHANGE

On January 21, 1999, Cycomm was notified by the American Stock Exchange that it no longer met continued listing criteria and would be delisted. Specifically, Cycomm had incurred losses in its last five fiscal years and therefore failed to meet the American Stock Exchange listing requirement of pre-tax income of at least $750,000 in its last fiscal year, or in two of its last three fiscal years. Additionally, Cycomm failed to satisfy the minimum stockholders' equity requirement of $4 million. Trading of Cycomm's stock was suspended on April 13, 1999 and Cycomm was delisted from the AMEX on April 30, 1999. Cycomm began trading on the Over-the-Counter Bulletin Board (OTCBB) on May 5, 1999 under the symbol "CYII".

NOTE 6: IMPAIRMENT OF GOODWILL

In 1999, Cycomm made the determination that the value of goodwill related to the acquisition of Cycomm Mobile Solutions ("CMS") was impaired. CMS has a history of losses and negative cash flows from operations. Cycomm recorded an impairment charge of $838,202 in the year ended December 31, 1999 to fully write down goodwill related to CMS.

NOTE 7:  INVENTORIES

Inventories by categories are as follows:

                                          December 31,  December 31,
                                              2000          1999
                                              -----         ----

Raw materials                              $1,376,206      $841,910
Work in process and sub-assemblies            133,106       122,160
Finished goods                                224,974        11,326
Allowance for obsolete inventory            (127,227)     (131,339)
                                            ---------     ---------
                                           $1,607,059      $844,057
                                           ==========      ========

Cycomm continually evaluates inventory for obsolescence or impairment in value. The impairment loss is measured by comparing the carrying amount of the inventory to its fair value with any excess of carrying value over fair value reserved. Fair value is based on market prices where available, or on an estimate of market value, or determined by various valuation techniques including discounted cash flow.

NOTE 8:  EQUIPMENT

Equipment and accumulated depreciation and amortization by categories are as follows:

                                                      Accumulated
                                                   depreciation and    Net book
                                           Cost      amortization        value

December 31, 2000

Equipment under capital leases           14,754           8,494         6,260
Furniture and fixtures                   30,177          18,954        11,223
Research equipment                       47,251          21,071        26,180
Computer equipment                      163,704         101,251        62,453
Office equipment                         80,835          58,847        21,988
Manufacturing equipment                 142,783          61,375        81,408
Leasehold improvements                   69,958          51,742        18,216
                                        -------         -------       -------
                                        549,462         321,734       227,728
                                        =======         =======       =======
December 31, 1999

Equipment under capital leases           14,754           5,812         8,942
Furniture and fixtures                   34,026          17,628        16,398
Research equipment                       36,697          15,895        20,802
Computer equipment                      207,119         114,730        92,389
Office equipment                         77,380          50,704        26,676
Manufacturing equipment                 117,441          46,170        71,271
Leasehold improvements                   69,958          36,656        33,302
                                       --------        --------      --------
                                       $557,375        $287,595      $269,780
                                       ========        ========      ========

Depreciation expense for the years ended December 31, 2000 and 1999 was $88,686 and $92,323, respectively.

NOTE 9:  NOTES PAYABLE AND CONVERTIBLE DEBENTURES

Notes payable and convertible debentures are as follows:

                                               December 31,   December 31,
                                                   2000           1999

Revolving credit facility, prime + 3%             675,520         915,104

7% convertible debentures, due May 1, 2000           ---      $3,000,000

7% convertible debenture, due
September 20, 2004                                   ---          500,000

                                                  675,520       4,415,104
Less current portion                              675,520         915,104
                                                  -------      ----------
                                                     ---       $3,500,000
                                                  =======      ==========

Cycomm has a revolving credit facility from a lender under which Cycomm may, at its option, borrow and repay amounts up to a maximum of $4,000,000. Borrowings under this credit facility bear interest at prime plus 3%. The credit facility is collateralized by the trade accounts receivable, inventory and other assets of Cycomm Mobile Solutions. As of December 31, 2000, the amount outstanding on the credit facility was $675,520. As of December 31, 2000, Cycomm was not in compliance with the terms of its loan agreement as total borrowings under the revolving credit facility exceeded the available borrowing base of the underlying collateral by $81,669. As of March 28, 2001, Cycomm was in compliance with the terms of its loan agreement. The revolving credit facility was renewed subsequent to year end (See Note 20: Subsequent Events).

On February 28, 1997, Cycomm issued $3,000,000 of 10% convertible debentures due February 28, 1999 which were convertible at the option of the holders into Cycomm's common stock. On March 31, 2000, Cycomm entered into an agreement with the debenture holders under which the debentures were sold to a third party, who was assigned all rights privileges and obligations of the original holders. Concurrent with the sale, Cycomm entered into an agreement with the new holders under which the debentures were converted into preferred stock of Cycomm. The debentures were converted into 30 shares of Series E convertible redeemable preferred stock ("Series E preferred stock") with a conversion value of $100,000 per share. The Series E preferred stock was convertible at any time at the option of the holder. The conversion price was equal to the average closing bid price of Cycomm's stock for the 20 days prior to the date of conversion. The Series E preferred stock could not be converted for less than $2.00 per share. The Series E preferred stock accrued dividends at 7% per annum, which could be paid in cash or in common stock at the option of the Company. The Series E preferred stock was redeemable at Cycomm's option at a price equal to conversion price on the date of redemption. The Series E preferred stock had no mandatory redemption provisions. The Series E preferred stock was converted into 1,500,000 shares of Cycomm's common stock during the year ended December 31, 2000. See
Note 12: Capital Stock for further discussion of the Series E preferred stock.

On September 20, 1999, the Company issued a $500,000 7% convertible debenture due September 20, 2004 which was convertible at the option of the holder into Cycomm's common stock at the lesser of $0.50 per share or the average closing bid price of Cycomm's common stock for the 5 days prior to conversion. On March 30, 2000, the debenture was converted. At the time of conversion, the debenture had earned accrued interest of $17,452. The principal and accrued interest were converted into 1,034,904 shares of common stock.

NOTE 10: DEFERRED REVENUE

Cycomm recorded deferred revenue related to sales in which customers were shipped PCMobiles with 586 processors (the "586s") to be used until PCMobiles with Pentium processors (the "Pentiums") became available. At the time the shipments were made, Cycomm was still in the process of developing the Pentium PCMobile, however the customers agreed to take 586s until Cycomm was able to deliver Pentiums. The customers paid the full price for Pentiums at the time of the shipment, which was recorded as deferred revenue. When the Pentiums became available, the customers could trade in the 586s for Pentiums at no additional charge. The customers retained the right to return the 586s at any time before they received the Pentiums. Upon the return of the 586s, the customers would be entitled to a full refund, and the entire sale would be cancelled.

The 586s were classified as demonstration units, and were recorded in inventory and depreciated over a one year period. All demonstration units were fully depreciated during the year ended December 31, 1999. No depreciation expense was recorded on the demonstration units for the year ended December 31, 2000. Depreciation expense on demonstration units was $208,075 for the year ended December 31, 1999.

Revenue on the sales is recognized when the Pentium units are shipped to the customers. No Pentium units were shipped to customers in the year ended December 31, 2000. For the year ended December 31, 1999, Cycomm recognized revenue of $164,826 related to the shipment of Pentium units to customers in exchange for the 586 units.

On April 4, 2000, Cycomm entered into an agreement under which a customer agreed to keep the 586 units originally delivered, instead of trading the units for Pentiums. The customer agreed to forfeit its right to trade in the units in exchange for the forgiveness of $278,818 owed to Cycomm. Cycomm also provided the customer with 15 additional PCMobile units at no additional cost. As a result of this settlement, Cycomm recognized previously deferred revenue of $770,122 in the year ended December 31, 2000.

NOTE 11:  COMMITMENTS AND CONTINGENCIES

Lease Commitments

Cycomm leases equipment, included in fixed assets, under leases which are classified as capital leases. Total payments under these capital leases are due in monthly installments with imputed interest in a range of 10.3% to 12.7% through December 31, 2005. Cycomm occupies office space at various locations under non-cancellable operating leases. Certain leases contain escalation clauses and require the Company to pay its share of any increase in operating expenses and real estate tax. Future minimum lease payments under Cycomm's capital and non-cancellable operating leases are as follows:

                                               Capital        Operating
Year ending December 31,                       Leases          Leases

2001                                           $12,909         $193,953
2002                                            12,112          140,956
2003                                             8,230          141,891
2004                                             9,387          140,176
2005                                              ---           141,148
                                                ------       ----------
                                                42,638         $758,124
                                                ======       ==========

Less:  amount   representing   interest  on
capital leases                                   8,793
                                               -------
Present  value of  future  minimum  capital
lease payments                                 $33,845
                                               =======


Total rental expense under the various operating leases for continuing operations amounted to $275,459 and $236,795 for the years ended December 31, 2000 and 1999, respectively.

Cycomm is engaged in ordinary and routine litigation incidental to its business. Management does not anticipate that any amounts which it may be required to pay by reason thereof will have a material effect on Cycomm's financial position or results of operation.

NOTE 12:  CAPITAL STOCK

Authorized Capital

The authorized capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

Common Stock

During 2000, Cycomm raised capital through 7 separate private equity placements of its common stock. The stock was issued at a discount to the market price on the date of the issuance. In total, the Company issued 9,400,000 shares of common stock for gross proceeds of $5,620,000. Cash proceeds, after commissions and issue costs were $5,290,000. In conjunction with these private placements, the Company issued 6,919,999 warrants with an exercise price of $0.75.

In conjunction with the issuance of its Series F Convertible Preferred Stock (see Preferred Stock section below), Cycomm placed 4,000,000 shares of common stock in an escrow account to be available upon conversion of the Series F Convertible Preferred Stock.

During 1999, Cycomm raised capital through 8 separate private equity placements of its common stock. The stock was issued at a discount to the market price on the date of issuance. In total, Cycomm issued 3,421,190 shares of common stock for gross proceeds of $1,767,142. Cash proceeds after commissions and issue costs were $1,738,842. In conjunction with these private placements, the Company issued 195,833 options with a fair value on the date of issuance of approximately $263,000 as calculated under the Black-Scholes model. Additionally, during 1999, Cycomm issued 205,717 shares of common stock in settlement of an obligation of $27,145.

Convertible preferred shares and related accrued dividends were converted into 1,963,266 and 992,223 shares of common stock for the years ended December 31, 2000 and 1999, respectively. Convertible debentures and related accrued interest were converted into 1,034,904 shares of common stock during the year ended December 31, 2000. No convertible debentures were converted into common stock during 1999.

Cycomm issued 194,283 shares in full settlement of a vendor obligation of $84,012.

Cycomm issued 400,000 shares of its common stock to fulfill a $200,000 obligation due to M3i Technologies Inc. and M3i Systems Inc. as part of the settlement to a lawsuit regarding the interpretation of the earn-out agreement related to Cycomm's acquisition of its Cycomm Mobile Solutions subsidiary. Cycomm also issued an additional 200,000 shares of common stock to M3i Technologies and M3i Systems upon their exercise of stock options issued under the settlement.

Cycomm issued 145,833 shares of common stock upon the exercise of non-employee stock options for proceeds of $74,999.

Preferred Stock

On February 26, 1998, Cycomm issued 20 shares of Series B convertible redeemable preferred stock ("Series B preferred stock") with a conversion value of $50,000 per share for net proceeds of $900,000. The Series B preferred stock is convertible at the option of the holder into Cycomm common stock. The conversion price is the lesser of $2.38, or a 15% discount of the five-day average closing bid price prior to the date of conversion. In the event that Cycomm's common stock is trading at or below $1.50 per share at the conversion date, Cycomm has the right to redeem the preferred shares at a premium of 18% over the conversion price. If Cycomm does not exercise this right, the holder may convert 10% of its preferred shares, and up to a further 10% every 20 days thereafter. The Series B preferred stock has no voting rights. In the event of the liquidation of the Company, the Series B preferred stock has preferences entitling the holders to the original face value of outstanding shares, plus accrued dividends. No shares of Series B preferred stock were converted during 2000. During 1999, 7 shares of preferred stock and related accrued dividends were converted into 282,617 shares of common stock. In the year ended December 31, 1999, Cycomm also reversed an earlier conversion of 1 share of preferred stock, canceling the 21,745 shares of common stock that had previously been issued. As of December 31, 2000, 18 shares of Series B preferred stock have been converted into 547,926 shares of common stock, and 2 shares of Series B preferred stock are outstanding.

On May 5, 1999, Cycomm issued 6 shares of Series C convertible redeemable preferred stock ("Series C preferred stock") with a conversion value of $50,000 per share for net proceeds of $247,500. The Series C preferred stock was convertible at the option of the holder into common stock pursuant to a conversion schedule as set forth in the agreement. The holder could convert 50% of its preferred shares after four months from the issuance date, and the balance after nine months from the issuance date. The conversion price was the lesser of $0.63, or a 15% discount of the five-day average closing bid price prior to the date of conversion. The Series C preferred stock had no voting rights. In the event of the liquidation of the Company, the Series C preferred stock had preferences entitling the holders to the original face value of outstanding shares, plus accrued dividends. In the year ended December 31, 2000, 5 shares of Series C preferred stock and related accrued dividends were converted into 431,759 shares of common stock. During 1999, 1 share of Series C preferred stock and related accrued dividends were converted into 109,606 shares of common stock. As of December 31, 2000, no shares of Series C preferred stock are outstanding.

On July 14, 1999, Cycomm issued 6 shares of Series D convertible redeemable preferred stock ("Series D preferred stock") with a conversion value of $50,000 per share for net proceeds of $268,500. The Series D preferred stock was convertible at the option of the holder into common stock pursuant to a conversion schedule as set forth in the agreement. The holder could convert 25% of its preferred shares after 30 days from the issuance date, and a further 25% every 30 days thereafter. The conversion price was the lesser of $0.74, or a 20% discount of the five-day average closing bid price prior to the date of conversion. The Series D preferred stock had no voting rights. In the event of the liquidation of the Company, the Series D preferred stock had preferences entitling the holders to the original face value of outstanding shares, plus accrued dividends. Cycomm could redeem the Series D preferred shares at any time prior to conversion at a price equal to the conversion value of the shares. At the time the Series D preferred stock was issued, Cycomm placed 600,000 shares of its common stock in an escrow account, to be issued upon conversion of the preferred shares. On December 31, 1999, Cycomm reached an agreement with the holders of the Series D preferred stock under which the holders would convert the 6 shares of preferred stock for the 600,000 shares held in escrow.

On March 31, 2000, Cycomm issued 30 shares of Series E convertible redeemable preferred stock ("Series E preferred stock") in conjunction with the conversion of the $3,000,000 7% convertible debentures due May 1, 2000 (See Note 9: Notes Payable and Convertible Debentures). The Series E preferred stock could not be converted for less than $2.00 per share. The Series E preferred stock accrued dividends at 7% per annum, which could be paid in cash or in common stock at Cycomm's option. The Series E preferred stock was redeemable at Cycomm's option at a price equal to conversion price on the date of redemption. The Series E preferred stock had no mandatory redemption provisions. The Series E preferred stock had no voting rights. In the event of the liquidation of the Company, the Series E preferred stock had preferences entitling the holders to the original face value of outstanding shares, plus accrued dividends. In the year ended December 31, 2000, 30 shares of Series E preferred stock were converted into 1,500,000 shares of Cycomm's common stock. Accrued dividends of $63,017 were paid with the issuance of 31,507 shares of Cycomm's common stock. As of December 31, 2000, no shares of Series E preferred stock were outstanding.

On December 29, 2000, Cycomm issued 9 shares of Series F convertible preferred stock ("Series F preferred stock") with a conversion value of $50,000 per share for net proceeds of $353,000. In connection with the issuance of the Series F preferred stock, Cycomm placed 4,000,000 shares of its common stock in an escrow account to be available upon conversion of the Series F preferred stock. The Series F preferred stock is convertible at the option of the holder into shares of Cycomm common stock. The Series F preferred stock has no voting rights. In the event of the liquidation of the Company, the Series F preferred stock has preferences entitling the holders to the original face value of outstanding shares, plus interest of 8% per annum. The conversion price is the lesser of $0.32, or a 25% discount of the three-day average closing bid price prior to the date of conversion. No shares of Series F preferred stock were converted during 2000. The shares had beneficial conversion rights of $117,500 on the date of issuance.

Subsequent to December 31, 2000, Cycomm issued an additional 13 shares of Series F preferred stock for net proceeds of $611,500. See Note 20: Subsequent Events for further discussion of the Series F preferred stock.

NOTE 13:  STOCK OPTIONS AND WARRANTS

Stock Options

Cycomm has historically granted non-qualified stock options to directors, officers, employees and other parties which generally become exercisable immediately and have expiration terms ranging from two to five years. The options are granted at an exercise price that equals the fair market value on the date each option is granted.

On January 24, 2000, Cycomm issued 500,000 warrants to the Chief Executive Officer, and 500,000 warrants to a member of the Board of Directors at $0.75 per share related to their participation in a private placement of common stock.

On June 21, 1999, Cycomm granted 1,896,438 options to its directors, officers and employees at $0.375 per share, which approximated the market price on the date of the grant. These options were not covered under the 1997 plan.

In November 1997, Cycomm adopted the 1997 Stock Option Plan ("1997 Plan") under which a maximum aggregate of 1,000,000 shares were reserved for grant to all eligible employees of the Company. The stock options granted under the 1997 Plan are exercisable at the fair market value of the common stock on the date of grant with 25% vesting on each of the four successive anniversary dates from the date of grant. The stock options have a term of ten years. No options were issued under this plan in 2000 or 1999. As of December 31, 2000, 530,000 options are available under the 1997 Plan.

The following table summarizes the activity in common shares subject to options and warrants for the relevant periods ended December 31, 2000:

                                   Weighted Average             Weighted Average
                         Options    Exercise Price    Warrants    Exercise Price

Balance,
 December 31, 1998      3,470,000      $0.85         150,000           $2.58
                        =========                   =========          =====

  Granted               2,217,271      $0.39         200,000           $0.00
  Exercised                  ---         ---             ---            ---
  Terminated           (1,956,062)     $1.12             ---            ---
                       ----------                  ---------          -----
Balance,
 December 31, 1999      3,731,209      $0.44         350,000           $1.10
                        =========                  =========          =====

  Granted                    ---       $ ---       6,919,999           $0.75
  Exercised              (145,833)     $0.51        (200,000)          $0.00
  Terminated              (50,000)     $6.24        (150,000)          $2.58
                        ---------                   ---------          -----
Balance,
 December 31, 2000      3,535,376      $1.31        6,919,999          $0.75
                        =========                   =========          =====


Options were exercisable with respect to 3,139,488 shares at December 31, 2000. The weighted average contractual life of options outstanding as of December 31, 2000 was 3.35 years. The weighted average exercise price of options exercisable at December 31, 2000 was $1.40.

Warrants were exercisable with respect to 6,919,999 shares at December 31, 2000. The weighted average contractual life of warrants outstanding as of December 31, 2000 was 4.09 years. The weighted average exercise price of options exercisable at December 31, 2000 was $0.69.

During the year ended December 31, 2000, Cycomm issued 6,919,999 warrants to purchase its common stock for services related to the private placement of equity securities with exercise prices within a range of $0.40 to $2.25. During 1999, Cycomm issued 200,000 warrants in conjunction with the purchase of its Cycomm Mobile Solutions subsidiary from M3i Technologies, which were exercised during 2000. At December 31, 2000, there were 6,919,999 warrants to purchase Cycomm's common stock with a weighted average exercise price of $0.75 per share. The weighted average contractual life of warrants outstanding was 4.09 years.

Had compensation expense for Cycomm's stock options granted after June 1, 1995 been determined based on the fair value at the grant dates for awards under those plans, the Company's pro forma net loss and net loss per share for the reported periods would have been as follows:

                                        Year Ended         Year Ended
                                    December 31, 2000  December 31, 1999

Net loss attributable to common
 stockholders                         $(4,141,322)       $(9,112,481)
Compensation expense                     (464,273)        (5,084,380)
                                       ----------         ----------
Pro forma net loss attributable to
 common stockholders                  $(4,605,595)      $(14,196,861)
                                      ===========       ============

Pro forma net loss per share
 attributable to common
 stockholders                              $(0.18)            $(1.04)
                                           ======             ======

The effects on pro forma net loss per share of expensing the estimated fair value of stock options and warrants are not necessarily representative of the effects on reported net income for future years due to such things as the vesting period of the stock options and warrants and the potential for issuance of additional stock options and warrants in future years.

The fair value of options and warrants granted after June 1, 1995, used as a basis for the above pro forma disclosures, was estimated at the date of grant using the Black-Scholes option pricing model. The option and warrant pricing assumptions for 2000 include a dividend yield of 0%, an expected volatility of
1.512 and a risk free interest rate of 6.50% over the life of the options. The expected life of the options was 5.00 years for 2000. The option and warrant pricing assumptions for 1999 include a dividend yield of 0%, an expected volatility of 1.268 and a risk free interest rate of 6.36% over the life of the options. The expected life of the options was 4.88 years for 1999.

For the years ended December 31, 2000 and 1999, the Company recognized $0 and $263,458 in compensation expense related to stock options issued to non-employees.

The weighted average fair values and exercise prices are as follows:

                           Year Ended         Year Ended
                        December 31, 2000 December 31, 1999

Weighted-average fair
value per option               ---              $2.63
granted

Weighted-average fair
value per warrant             $0.69               ---
granted

NOTE 14:  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the relevant periods are summarized as follows:


                                                    Year ended     Year ended
                                                   December 31,   December 31,
                                                       2000           1999

Cash flow effects of changes in operating assets
 and liabilities, net of acquisitions:
      Accounts receivable                           $ 672,449     $1,436,066
      Inventories                                    (763,002)        612,169
      Prepaid expenses and other current
       assets                                         134,433          15,006
      Accounts payable, accrued liabilites
       and other current liabilities                  610,466         565,077
      Dividends payable on preferred stock               ---           27,145
      Deferred revenue                               (770,122)       (164,826)
                                                      --------     ----------
                                                     $(115,776)    $2,490,637
                                                      ========     ==========

Non-cash investing and financing activities:
 Conversion of convertible debentures  to
  common stock                                        $517,452     $     ---
 Conversion of preferred stock to common stock      $3,289,412       $658,092
 Marketable securities received from sale of
  discontinued operation: Val-Comm, Inc.                  ---        $496,034


Cash paid during the period:
 Interest paid                                        $396,070       $394,822
 Income taxes paid                                        ---            ---




NOTE 15:  INCOME TAXES

Cycomm accounts for income taxes under the liability method required by FAS Statement No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For consolidated financial statement purposes, a valuation allowance has been recognized to offset certain deferred tax assets for which realization is uncertain due to Cycomm's history of losses. Cycomm's ability to use these losses in future periods may also be limited by certain provisions of the Internal Revenue Code. Significant components of Cycomm's deferred tax liabilities and assets as of December 31, 2000 and 1999 are as follows:

                                                December 31,   December 31,
                                                   2000           1999

Deferred tax assets
   Deferred revenue                                  ---          300,348
   Non-employee stock options                     278,249         278,249
   Book over tax depreciation and amortization    321,363        315,513
   Net operating loss carryforward             17,096,895      17,234,308
   Nondeductible expense and reserves             824,399         225,903
                                              -----------      ----------
Total deferred tax assets                      18,520,906      18,354,321
Valuation allowance for deferred tax assets   (18,520,906)    (18,354,321)
                                              -----------     -----------
Net deferred tax asset                        $      ---     $       ---
                                              ===========     ===========

There was no provision for income taxes in the years ended December 31, 2000 and 1999 as Cycomm incurred losses in those years and a valuation allowance was provided for the increase in the deferred tax asset.

A reconciliation between federal statutory income tax rates and the effective tax rate of Cycomm at December 31 is as follows:

                                                 December 31,   December 31,
                                                    2000           1999

US federal statutory benefit rate                  (35.0)%       (35.0)%
US state tax benefit, net of federal income
 tax effect                                         (6.7)         (4.0)
Permanent items                                     (4.7)          ---
Change in valuation allowance                       46.4          39.0
                                                    ----          ----
Effective rate on operating loss                     ---           ---
                                                    ====          ====

Cycomm has US net operating loss carryfowards available at December 31, 2000 of approximately $43.8 million for US tax purposes to offset income in future years. These carryfowards will expire in the years 2016 through 2020, unless previously utilized. The tax attributes identified above may be subject to limitation arising from changes of ownership over the three year statutory testing period. Cycomm has Canadian net operating loss carryforwards available at December 31, 1999 of approximately $8.3 million; these carryforwards will expire in the years 2004 and 2007 if not used.

In addition, Cycomm has future deductible research and development costs for Canadian federal tax purposes of $1.4 million. These costs have an indefinite carryover period.

NOTE 16:  RELATED PARTY TRANSACTIONS

In April 1997, Cycomm loaned certain officers, directors and employees an aggregate of $184,000 in order to purchase 92,000 shares of the Company's common stock in a private transaction. At December 31, 2000, amounts outstanding under these loans total $127,520 in principal (of which $70,456 related to amounts owed by current officers and directors) and $27,664 in accrued interest receivable (of which $15,284 related to amounts owed by current officers and directors). The loans are secured by the common stock, bear interest at 5.9% and are due April 30, 2002. Cycomm has recorded a valuation allowance of $88,470 against the receivable and the net balance of $66,714 is reflected as a contra equity account in the accompanying balance sheet. The amounts loaned to current officers and directors are listed below:


 Name of Officer or            Amount of Loan           Accrued Interest
      Director                                         as of December 31, 2001

Albert I. Hawk                    $ 44,836                   $9,726
Hubert R. Marleau                    8,152                    1,769
Lt.  Gen.  Thomas  P.               17,468                    3,789
Stafford

Cycomm subleases office space from Corstone Corporation, which previously employed Cycomm's Chief Executive Officer and former Chief Financial Officer. Corstone is a merchant banking firm that provided consulting services to Cycomm prior to 1998. These consulting services included financial, legal and administrative services. No consulting fees were paid to Corstone for the years ended December 31, 2000 and 1999. In the year ended December 31, 2000, Cycomm paid $102,780 in rent and office expenses to Corstone. The Chief Executive Officer and former Chief Financial Officer have no direct or indirect ownership interest in Corstone Corporation.

On September 20, 1999, Cycomm received an investment of $500,000 from Stephen Sparks in the form of a convertible debenture. On March 31, 2000, the convertible debenture and related accrued interest were converted into 1,034,904 shares of Cycomm's common stock. (See Note 9: Notes Payable and Convertible Debentures). In connection with this investment, Mr. Sparks was appointed to Cycomm's Board of Directors. Mr. Sparks owns several businesses in the Washington, DC area including a temporary employee staffing company. Cycomm occasionally uses Mr. Sparks' company for temporary employee staffing, and is charged standard rates for their services.

Cycomm has an employee staff leasing agreement with ProLease, a company in which Cycomm's Chief Executive Officer holds a minority ownership interest. Under this agreement, ProLease is the employer of record for Cycomm's U.S. employees and handles payroll processing, payroll tax and benefit administration, and other human resources functions. Cyomm's U.S. employees are eligible to participate in ProLease's 401(K) plans and health insurance benefits packages. Cycomm is charged standard rates for ProLease's services.

NOTE 17: SEGMENT AND RELATED INFORMATION

In 1998, Cycomm adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, to report the results of its three business segments: Mobile Computing, Secure Computing and Communications Security. During 1999, Cycomm sold its Secure Computing and Communications Security segments resulting in the Company having only one reporting segment (See Note 2:
Discontinued Operations). The results from continuing operations on Cycomm's financial statements for the years ended December 31, 2000 and 1999 present the results of the Mobile Computing segment.

Geographic Region Data                       December 31,    December 31,
                                                1999            1999
Sales
      United States                           $2,998,342      $3,125,903
      Canada                                     433,787         137,275
                                              ----------      ----------
                                              $3,432,129      $3,263,178
                                              ==========      ==========
Loss from Operations
      United States                           $2,831,039      $2,877,253
      Canada                                   1,906,676       2,197,845
                                              ----------      ----------
                                              $4,737,715      $5,075,098
                                              ==========      ==========
Identifiable Assets
      United States                           $1,242,547      $1,842,812
      Canada                                   1,955,292       1,162,716
                                              ----------      ----------
                                              $3,197,839      $3,005,528
                                              ==========      ==========

NOTE 18:  MAJOR CUSTOMERS

Cycomm is not dependent upon any single customer that purchases its products. However, sales to one major customer comprised 23% of consolidated sales for the year ended December 31, 2000. Sales to three major customers comprised 22%, 15% and 13%, respectively of consolidated sales for the year ended December 31, 1999.

NOTE 19:  CREDIT RISK

Financial instruments which potentially subject Cycomm to concentrations of credit risk consist principally of trade receivables. Concentration of credit risk with respect to trade receivables exists at year end as approximately $358,933 or 69% of the outstanding accounts receivable related to two customers. Cycomm performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations.

NOTE 20:  SUBSEQUENT EVENTS

On January 5, 2001, Cycomm issued 6 shares of Series F convertible preferred stock ("Series F preferred stock") for gross proceeds of $300,000. On January 23, 2001, Cycomm issued 7 shares of Series F preferred stock for gross proceeds of $350,000. Net proceeds, after issuance costs for these transactions totaled $611,500. The Series F preferred stock is convertible at the option of the holder into common stock of the Company. The conversion price is the lesser of $0.32, or a 25% discount of the three-day average closing bid price prior to the date of conversion. On January 4, 2001, 4 shares of Series F preferred stock and related accrued dividends were converted into 790,990 shares of common stock. On February 23, 2001, 3 shares of Series F preferred stock and related accrued dividends were converted into 680,616 shares of common stock. On March 16, 2001, 1 share of Series F preferred stock and related accrued dividends was converted into 259,950 shares of common stock. On March 22, 2001, 2 shares of Series F preferred stock and related accrued dividends were converted into 590,002 shares of common stock. As of March 31, 2001, 12 shares of Series F preferred stock with a total face amount of $600,000 were outstanding. See Note 12: Capital Stock for further discussion of the Series F preferred stock.

On January 21, 2001, a judgment was ordered against Cycomm in the breach of contract lawsuit between Cycomm and G.T. Gangemi, former president of the Company's discontinued operation, Cycomm Secure Solutions, Inc. Cycomm was ordered to pay Mr. Gangemi $105,100, plus pre-judgment interest from June 23, 1999 in connection with the severance provisions of Mr. Gangemi's employment agreement. Cycomm has appealed the judgment, and is currently waiting for the appeal to be heard. As of December 31, 2000, Cycomm had recorded an accrued liability of $120,000 related to the judgment.

On February 28, 2001, Cycomm renewed its revolving credit facility through February 28, 2003. In conjunction with the renewal, Cycomm restructured the revolving credit facility to allow borrowings up to a maximum of $2,000,000. The credit facility is collateralized by the trade accounts receivable, inventory and other assets of Cycomm Mobile Solutions, and bears interest at prime plus 3%.

On March 1, 2001, Cycomm raised capital through a private equity placement of its common stock. The stock was issued at a discount to the market price on the date of the issuance. In total, Cycomm issued 672,268 shares of common stock for cash proceeds of $150,015.

On March 6, 2001, Cycomm entered into a settlement agreement with Mobiletec International Inc. ("Mobiletec"), formerly known as Infotech International Inc. ("Infotech"), under which Mobiletec paid Cycomm $150,000 in cash and 500,000 shares of Mobiletec common stock in full settlement of all Mobiletec obligations to Cycomm. The settlement relates to the June 2, 1999 judgment against Infotech under which Infotech was ordered to pay Cycomm $592,959 plus interest and costs for breach of contract and conversion of funds by Infotech. On June 15, 1999, Cycomm entered into a settlement agreement under which Infotech would pay the amount of the judgment on a fixed payment schedule prior to September 15, 2000. Under the June 15, 1999 settlement, Infotech paid a total of $110,000 to Cycomm before defaulting on the payment plan. Mobiletec is a privately held company, and Cycomm has assigned no value to the shares of Mobiletec common stock received.

On March 14, 2001, Cycomm issued 300,000 shares of its common stock in full satisfaction of $52,500 in accrued interest due on Cycomm's $3,000,000 10% convertible debentures. This amount represented unpaid interest for the period of January 1, 2000 through March 31, 2000, at which time the debentures were converted into Series E preferred stock on March 31, 2000 (See Note 10: Notes Payable and Convertible Debentures).

On March 28, 2001, the settlement agreement regarding the amount of acquisition earn-out owed by Cycomm to M3i Systems Inc. was amended to allow Cycomm until June 30, 2001 to pay the remaining $300,000 in full satisfaction of its obligation to M3i. If Cycomm does not satisfy the obligation by June 30, 2000, Cycomm will be obligated to pay $1.1 million to M3i by April 30, 2002. There can be no assurances that Cycomm will be able to secure future amendments to the settlement agreement if the obligation is not satisfied by June 30, 2001. See
Note 4:Acquisition Earn-Out for further details.

Part II. Information Not Required in Prospectus

Item 24. Indemnification of Directors and Officers.

      Provisions of the Wyoming Business Corporation Act and Cycomm's Bylaws provide indemnification for directors, officers and controlling persons of Cycomm against certain liabilities, including liability under the Securities Act of 1933, under certain circumstances. Insofar as indemnification for liabilities arising under that Act may be permitted to such persons, Cycomm has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid in the successful defense of any action) is asserted by such persons in connection with this registration statement, unless Cycomm's counsel is of the opinion that the matter has been settled by controlling precedent, Cycomm will submit to a court the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of that question.


Item 25.  Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses in connection with distribution of the Common Shares hereby registered. All amounts are estimated except the SEC fees and are expressed in U.S. dollars.

                                                      Payable by Registrant

  SEC Registration Fee                                      $    640
  Legal fees                                                   5,000
  Accounting fees                                              7,000
  Miscellaneous fees                                           1,000
                                                            --------
  Total                                                      $13,640
                                                             =======


Item 26.  Recent Sales of Unregistered Securities

      On July 6, 1999, Cycomm issued 500,000 shares of its common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Thomson Kernaghan & Co., Ltd., for net proceeds after issuance costs of $296,700.

      On August 4, 1999, we issued 228,571 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Prudential Bache Securities Inc., for net proceeds of $100,000.

      On August 4, 1999, we issued 234,285 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Brown Brothers Harriman, for net proceeds of $117,142.

      On August 26, 1999, we issued 205,717 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Strategic Growth International Inc.("SGI"). These shares were issued in payment of consulting fees due from Cycomm in the amount of $77,144. On January 21, 2000, pursuant to an agreement with SGI, the 205,717 shares issued on August 26, 1999 were cancelled, and Cycomm issued 400,000 shares in full payment of consulting fees totaling $161,153.

        On September 17, 1999, we issued 250,000 shares of common stock that are restricted under Regulation S of the Securities Exchange Act of 1934, to Charles Beck, for net proceeds of $125,000.

      On September 30, 1999, we issued 333,334 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Peter Melhado, for net proceeds of $250,000.

      On October 25, 1999, we issued 250,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Bruce Robinson, for net proceeds of $100,000.

      On October 28, 1999, we issued 500,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Peter Melhado, for net proceeds of $250,000.

      On November 1, 1999, we issued 115,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Neptune Capital Partners, L.L.C., for net proceeds of $57,500.

      On November 1, 1999, we issued 120,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Neptune Explorer Fund, Ltd., for net proceeds of $60,000.

      On November 1, 1999, we issued 90,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Neptune Explorer Partners, L.P., for net proceeds of $45,000.

      On November 1, 1999, we issued 175,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Neptune Fund, Ltd., for net proceeds of $87,500.

      On January 13, 2000, we issued 145,833 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Peter Melhado in connection with the exercise of options to purchase common stock, for net proceeds of $74,999.

      On January 18, 2000 we issued 41,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to American Explorer Fund, Ltd., for net proceeds of $24,600.

      On January 18, 2000 we issued 64,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Goldman Sachs Performance Partners, L.L.C., for net proceeds of $38,400.

      On January 18, 2000 we issued 54,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Goldman Sachs Performance Partners Offshore, L.L.C., for net proceeds of $32,400.

      On January 18, 2000 we issued 81,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Goldman Sachs Strategic Technologies Partners, L.L.C., for net proceeds of $48,600.

      On January 18, 2000 we issued 107,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Neptune Capital Partners, L.L.C., for net proceeds of $64,200.

      On January 18, 2000 we issued 110,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Neptune Explorer Fund, Ltd., for net proceeds of $66,000.

      On January 18, 2000 we issued 88,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Neptune Explorer Partners, L.P., for net proceeds of $52,800.

      On January 18, 2000 we issued 145,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Neptune Fund, Ltd., for net proceeds of $87,000.

      On January 18, 2000 we issued 10,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Taib Bank, for net proceeds of $6,000.

      On January 26, 2000 we issued 4,000,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Special Situations Private Equity Fund, L.P., for net proceeds of $1,900,000.

      On January 26, 2000 we issued 500,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Albert
I. Hawk, for net proceeds of $250,000.

      On January 26, 2000 we issued 500,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Stephen Sparks, for net proceeds of $250,000.

      On January 31, 2000 we issued 500,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Palos Capital Corporation, for net proceeds of $240,000.

      On May 8, 2000 we issued 1,200,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Willbro Nominees Ltd., for net proceeds of $1,080,000.

      On July 31, 2000 we issued 333,334 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Willbro Nominees Ltd., for net proceeds of $250,000.

      On August 30, 2000 we issued 666,666 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Willbro Nominees Ltd., for net proceeds of $450,000.

      On November 14, 2000 we issued 1,000,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Willbro Nominees Ltd., for net proceeds of $450,000.

      On March 14, 2001 we issued 300,000 shares of common stock that are restricted under Regulation S of the Securities Exchange Act of 1934, to Pyong Sig Cho in settlement of outstanding accrued interest of $52,500 on Cycomm's Series E Preferred Stock.

      On May 11, 2001 we issued 500,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Roger McOmber, for net proceeds of $91,000.

      On May 14, 2001 we issued 175,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to William Hyler, for net proceeds of $31,850.

      On May 14, 2001 we issued 125,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Robert Hutson, for net proceeds of $22,750.

      On May 15, 2001 we issued 2,000,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to L.H. Friend, Weinress, Frankson & Presson, L.L.C., for net proceeds of $497,980.

      On May 15, 2001 we issued 125,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Jeffrey Spetalnik, for net proceeds of $22,750.

      On May 15, 2001 we issued 175,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to David Palaia, for net proceeds of $31,850.

      On May 16, 2001 we issued 250,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Lee Tawes, for net proceeds of $45,500.

      On May 24, 2001 we issued 250,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Len Moskowitz, for net proceeds of $45,500.

      On May 29, 2001 we issued 250,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Joseph Gordon, for net proceeds of $45,500.

      On May 29, 2001 we issued 100,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Steven Kovacs, for net proceeds of $18,200.

      On May 31, 2001 we issued 50,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to James Jordan, for net proceeds of $9,100.

      On May 31, 2001 we issued 125,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Mark Smith., for net proceeds of $22,750.

      On June 6, 2001 we issued 125,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Paul Temple, for net proceeds of $22,750.

      On June 19, 2001 we issued 50,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Al Eskanazy, for net proceeds of $9,100.

      On June 20, 2001 we issued 150,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Edward Guthrie, for net proceeds of $27,300.

      On June 20, 2001 we issued 1,176,471 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Mathers Associates, for net proceeds of $182,000.

      On July 2, 2001 we issued 100,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Robert Morsch, for net proceeds of $18,200.

      On July 15, 2001 we issued 75,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to David Palaia, for net proceeds of $13,650.

      On August 1, 2001 we issued 1,000,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Willbro Nominees Ltd., for net proceeds of $135,000.

      On August 2, 2001 we issued 40,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to William Okun, for net proceeds of $7,200.

      On August 9, 2001 we issued 50,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Robert Wilson, for net proceeds of $9,100.

      On August 13, 2001 we issued 25,000 shares of common stock that are restricted under Regulation D of the Securities Exchange Act of 1934, to Horace Caulkins, for net proceeds of $4,550.


Item 27. Exhibits.

(a)   Exhibits

      (1) The following exhibits are filed as part of this Registration Statement on Form SB-2 and incorporated by reference herein to the extent possible.


            3.1   Certificate of Incorporation                          (1)
            3.2   Certificate of Incorporation on Change of Name        (1)
            3.3   Certificate of Continuance                            (1)
            3.4   Amended Articles of Incorporation                      *
            5.1   Legal Opinion of Hirst & Applegate                     *
            ___
            10.6  Asset Purchase Agreement among and between            (2)
                  9036-8028 Quebec, Inc., Cycomm International Inc.

                  and M3i Technologies, Inc. and M3i Systems Inc.
                  date June 21, 1996
            10.7  Management Services Agreement - Albert I. Hawk        (3)
            10.11 Commercial Revolving Loan, Additional Loan and
                  Security Agreement by and among the Company
                  and American Commercial Finance Corp.                 (4)
            10.12 Cycomm International Inc. 1997 Stock Option Plan      (4)
            10.14 Stock Purchase Agreement and Certificate of
                  Designation of Series F Convertible Redeemable
                  Preferred Stock                                       (4)
            23.1  Consent of Ernst & Young, Independent Auditors
            23.2  Consent of Hirst & Applegate (included in Exhibit 5)   *

      * Filed herewith


(1) Previously filed as an Exhibit to Form 20-F Registration Statement (as amended), Form 20-F Annual Reports and Form 6-K Reports of Foreign Issuer and incorporated by reference herein.

(2) Previously filed as an Exhibit to Form 8-K dated June 21, 1996 and incorporated by reference herein.

(3) Previously filed as an Exhibit to Form 10-KSB for the year ended May 31, 1996 dated September 12, 1996 and incorporated by reference herein.

(4) Previously filed as an Exhibit to Form 10-KSB for the year ended December 31, 1997 dated March 31, 1998 and incorporated by reference herein.

Item 28. Undertakings.

(a)   The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, Cycomm has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of Cycomm in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Cycomm will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, Commonwealth of Virginia, on August 17, 2001.

                     CYCOMM INTERNATIONAL INC.



                     Albert I. Hawk, President and
                     Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                                                          Date: August 28, 2001
-------------------------------------
Albert I. Hawk, President, Chief
Executive Officer and Chairman of the Board
(Principal executive officer)


                                                          Date: August 28, 2001
--------------------------------------
Robert M. Hutton, Vice President of Finance
(Principal financial officer and principal accounting officer)


                                                          Date: August 28, 2001
--------------------------------------
Hubert R. Marleau, Director



                                                          Date: August 28, 2001
--------------------------------------
Lt. Gen. Thomas P. Stafford, Director



                                                          Date: August 28, 2001
--------------------------------------
Stephen Sparks, Director






Robh/Form SB-2/SB-2 7-23-01

                                                                  Exhibit 23.1



                         Consent of Independent Auditors



We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 28, 2001, in the Registration Statement
(Form SB-2) and related Prospectus of Cycomm International Inc. for the registration of 9,277,815 shares of its common stock.




                                        /s/ Ernst & Young LLP
McLean, Virginia
August 28, 2001

                                                                   Exhibit 5.1

              Consent of Hirst & Applegate, P.C. Wyoming Counsel

                                  ---------
                                   Thursday,
                                August 16, 2001

Cycomm International Inc.
1420 Springhill Road
Suite 420
McLean, VA  22102

Ladies and Gentlemen:

      RE:   REGISTRATION ON FORM SB-2

      We have acted as Wyoming counsel to Cycomm International Inc., a Wyoming corporation (the "Company"), in connection with the registration of 5,916,471 shares of its common stock, no par value, (its "Common Shares"), for sale by certain stockholders of Company, the registration of 1,197,972 Common Shares underlying preferred stock that was converted into common stock, the registration of 561,000 Common Shares to be issued upon exercise of outstanding options (the "Options") and the registration of 1,602,372 Common Shares to be issued upon exercise of outstanding warrants (the "Warrants"). We have examined such documents, corporate records, minutes, consents, certificates of officers of the Company and other instruments, including the Officer's Certificates dated January 4, 2001; April 12, 2001; April 13, 2001; May 11, 2001; July 13, 2001;
August 2, 2001; and August 16, 2001 and have reviewed such laws and regulations as we have deemed necessary. In the course of such examination, we have assumed the genuineness of all signatures; the legal capacity of all natural persons; the authenticity of all documents submitted to us as originals; the conformity to original documents of all documents submitted to us as certified, photostatic or facsimile copies; and the authenticity and completeness of the originals of all such copies. As to any facts material to this opinion which we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of Cycomm and others.

      Based upon and subject to the foregoing, and subject to the other limitations and qualifications set forth herein, we are of the opinion that the Common Shares have been duly authorized for issuance by Cycomm and that the Common Shares are, and the Common Shares underlying the Warrants and Options upon exercise or conversion, in the manner and under circumstances described in the Registration Statement, Form SB-2, will be, validly issued, fully paid and nonassessable.

      The foregoing opinion is subject to the qualifications that:

(a) legality, validity or enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally;

(b) general principles of equity, including principles of commercial reasonableness, good faith and fair dealing, regardless of whether enforcement is considered in proceedings at law or in equity;

(c) our opinion is limited to matters governed by the laws of Wyoming and no opinion is expressed herein as to any matter governed by the laws of any other jurisdiction;

(d) the opinions expressed herein are strictly limited to the matters stated herein and no other opinions may be implied beyond the matters expressly so stated.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters".

                                  Yours very truly,


                                          HIRST & APPLEGATE, P.C.


                                          BY:  DALE W. COTTAM